12/22

06019618

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Termica Guemes S.A.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JAN 0 9 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 05745

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 1/8/07

Exemption Number 82-5145

CENTRAL TÈRMICA GÜEMES S.A.

Ad/S 12-21-05

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

December 18, 2006

EXHIBIT INDEX

Exhibit 1	2005 Annual Report and Audited Financial Statements
Exhibit 2	Financial statements for the three-month period ended March 31, 2006
Exhibit 3	Financial statements for the six-month period ended June 30, 2006
Exhibit 4	Financial statements for the nine-month period ended September 30, 2006
Exhibit 5	Minutes of Board of Directors Meeting held on March 23, 2006
Exhibit 6	Minutes of Shareholders Meeting held on April 27, 2006
Exhibit 7	Notice dated November 22, 2006 to the Argentine National Securities Commission (*Comisión Nacional de Valores*), the Buenos Aires Stock Exchange (*Bolsa de Comercio de Buenos Aires*), and the Argentine over-the-counter securities market (*Mercado Abierto Electrónico S.A.*)

CENTRAL TERMICA GÜEMES S.A.

Financial statements for fiscal years ended December 31, 2005 and 2004, Annual Report and Informative Summary for fiscal year ended December 31, 2005

CENTRAL TÉRMICA GÜEMES S.A.

ANNUAL REPORT

To the shareholders of
Central Térmica Güemes S.A.

In compliance with legal and statutory regulations, we hereby submit to the consideration of the shareholders the Annual Report, the informative summary, the inventory, the balance sheets, statements of operations, changes in shareholders' equity and cash flows, together with the Notes 1 to 13 and Schedules I to V for fiscal years ended December 31, 2005 and 2004.

The accumulated deficit for year ended December 31, 2005 was $ 3,878,546 (loss).

The operating results prior to financial results (income/operating loss plus other income and expenses, net) for fiscal year ended December 31, 3005 was an income of $6,171,557 (informative summary 2.2), higher in $7,492,617 to the operating loss of year 2004 which was $1,321,060.

The cash operating generation for year 2005, results before interest, taxes, depreciation and amortization – EBITDA) was $ 17,951,707 which compared to the $ 9,507,505 of year 2004 shows an improvement of $ 8,444,202, that is, 89% with respect to the previous year.

During the year ended December 31, 2005 interest for corporate notes were paid in an amount of U$S 1,072,000, and the same amount was paid during fiscal year ended December 31, 2004.

The final result for year 2005 shows a loss of $3,878,546 including the loss for the present net value accrual of corporate notes for $ 7,285,550. If we segregate from the net result the loss arising from the present net value accrual of corporate notes, the result would be a profit for the year of $3,407,004.

The informative summary, the financial statements, the notes and additional information required under current regulations contain the details of the equity situation and the profits and losses for the year. Consequently, redundant information will not be provided in the annual report.

Following are the different issues that had an impact on the company activities during the year.

As from January 1, 2005 the government increased the Seasonal Prices for Trading and Industrial Demand through the Energy Secretariat Resolution 1424/04. However, the Seasonal Fund deficit continued increasing up to reaching in December 2005 an approximate value of 1,460 million pesos.

Continuing with its summons of mid-December 2004, the Energy Secretariat under Resolution 3/05 accepted the decision of the majority of Generators to participate in the *"FUND FOR NECESSARY INVESTMENTS TO INCREASE ELECTRIC SUPPLY IN THE WHOLESALE ELECTRIC MARKET (MEM)"* (FONINVEMEM). Finally, through Resolution 1193/95 the Energy Secretariat summoned the Generators to sign, together with the National Government, the *"Definitive agreement for the management and operation of the projects to re-adapt the MEM under Resolution 1427/04 of the Energy Secretariat"*, which became definite at the end of October 2005.

In May 2005, the Energy Secretariat as a result of the "Agreement for implementing the setting of Natural Gas prices in the Point of Entering into the Transportation System" ratified by Resolution 208/04 of the Ministry for Federal Planning, Public Investment and Services, issued Resolution 752/05 that among other matters states:

1) The obligation to purchase Natural Gas in the Point of Entering into the Transportation System to a Producer or Trader in all Trading and Industrial demands higher to a monthly average of 9,000 m^3. The direct purchase of Natural Gas was performed in several stages, in line with the actual consumptions of each company.

2) The acquisition of Natural Gas by direct consumers, with or without spot associated transportation capacity, that is, transactions from one day to the other o, if any, to be carried out immediately in the context of the ELECTRONIC GAS MARKET (MEG).

3) A mechanism to purchase natural gas in the Point of Entering into the Transportation System, in the context of the MEG, to be exclusively applied to the dealers of NATURAL COMPRESSED GAS (GNC) of anonymous and guaranteed nature to maintain the vertical disintegration noted in this industry segment.

4) A system, under the MEG, for direct consumers to be able to demand natural gas in the Points of Entering into the Transportation System, stating their will to contract spot gas, by using a mechanism of standardized Irrevocable Offers mechanism.

5) The possibility of requesting to the Energy Secretariat, if the standardized Irrevocable Offer is not satisfied by any supplier of natural gas, that a gas volume equivalent to the one requested be assigned as Permanent Additional Injection, which will be required to producers that import gas.

6) The volumes that until the issue of this resolution were requested according to the mechanism set forth by Resolution 659/04 of the Energy Secretariat, to supply consumptions of power plants, should be registered in the standardized Irrevocable Offers Mechanism registry.

Following the changes implemented in Resolution 752/05, the Energy Secretariat modified, in line with its Resolution 1195/05, the calculation of the "Reference and Maximum Values recognized for fuel prices" and instructed CAMMESA to determine the Gas Referential Prices and to recognize the maximum accepted costs according to the new methodology, taking into account the Maximum Gas Prices in the Points of Entering into the Transportation System (PIST) reported by the Energy Secretariat to CAMMESA. These changes were applied as from September 2005.

On the other hand, through Resolution 1810/05, the Energy Secretariat instructed CAMMESA to make, to account and order of the Unified Fund, Standardized Irrevocable Offers to replace the gas requested through the mechanism established in Resolution 659/04 of the Energy Secretariat. Such resolution also explains that Generators being assigned "Gas provided by CAMMESA" in accordance with the form referred to above, will not be recognized any additional expense other than the cost of such gas. The same resolution authorizes Generating Agents qualified by CAMMESA to make Standardized Irrevocable Offers for supplying of Natural Gas.

Finally, the Energy Secretariat established through its Resolution 1866/05 a 3.60$/MWh "Temporary Charge" for setting-up the FONINVEMEM to be applied to all the electric power actually consumed, for the purpose of complementing the capital contributions of the MEM´s creditor agents.

Export agreements

During year 2005 the export agreement, effective as from February 2003, continued with Uruguay (UTE - National Administration of Power Plants and Power Transmission) in the original 2 year-term and 150MW power output, which in November 2004, was renegotiated for 2 more years effective as from February 2005 up to January 2007. Collection terms were reduced in this renegotiation.

Under this agreement 815,467.6 MWh were exported during 2005.

As from May 2005 the export agreement to Brazil became effective. This agreement, entered into in December 2003 having 17 year-term (up to July 2022), provided for 60 MW support. During the May 2005 – December 2005 period 16,417.2 MWh were exported under this agreement.

During the course of 2005 gross generation was 1,725.28 GWh representing 22.4% increase with respect to the gross generation of the year. Year 2005 total net generation increased by 22.1% with respect to year 2004 net generation, reaching 1,616.57 GWh, this being the largest generation of the last five years.

Availability level of the units taken as a whole for 2005 was 91.67%. Individually, availability was: 82,67% in the GUE11 group with 7.213 Hs running, 88.28% in the GUE12 group with 7,714 Hs running and 97.51% in the GUE12 group with 8,528 Hs. running.

The lesser number of hours running of unites GUE11 and GUE12 resulted from the unavailability of natural gas at prices recognized by the Energy Secretariat and CAMMESA.

With respect to natural gas, the contracts for natural gas supply were renewed with the producers of the North western region for the 05/01/05 – 04/30/06 period. The daily amount contracted is 1,000,000 m3. Prices agreed-upon are higher than the reference prices recognized by the Energy Secretariat and CAMMESA, in the context of its Resolution 1195/2005. Therefore, CAMMESA was requested to recognize the differences which is still to be approved by the Energy Secretariat.

During 2005 gas purchase transactions were carried with Bolivia in the context of the Energy Secretariat authorization to function with imported gas at the maximum price of 1.4 u$s/MMBTU. The difference between the price authorized by the Energy Secretariat and the actually agreed with gas importers is offset in the Uruguay – UTE export contract. In year 2005 the imported gas volume coming from Bolivia was 11,461,664 m3.

In turn, the Energy Secretariat, through CAMMESA (Resolution 659/04) assigned to Central Términca Güemes S.A. (the "Company") during the year 112,665,160 m3 of natural gas. The volume assigned in 2004 was 3,081,702 m3.

The higher gas volume assigned results principally from the need of the North western region (NOA) to maintain a larger generation level in peak hours to avoid LAT 132 kV El Bracho – Cevil Pozo (600 A, 17 Km) oversupply and to support voltage in Northern Salta.

In the context of Energy Secretariat resolutions 752/05 and 925/05, the Company submitted to the Electronic Gas Market (MEG) a Standardized Irrevocable Offer (OIE) on December 1, 2005 for 36 month term, having received no offers during the period elapsed.

The Under-Secretariat of Fuels authorized the Company to use Permanent Additional Injections (IAP) up to April 30, 2006 on a daily volume of 200,000 m3.

We would mention that gas resulting form the Standardized Irrevocable Offer and/or Permanent Additional Injection is exclusively earmarked to generate to the Wholesale Electric Market (MEM).

With reference to Natural Gas, the gas contract continued in 2005 with Transportadora de Gas del Norte (TGN) for 350,000 m3/day and the firm transportation contract was renewed with GASNOR for 250,000 m3/day to April 30, 2005.

Furthermore, as from May 19, 2005, the Company has 200,000 m3/day of firm transportation arising from a transportation capacity re-sale effective to May 13, 2006.

In respect of maintenance, in year 2005 work was focused on routine jobs, everyday news and final works for maintenance of unit GUE12, to be carried out in the first months of 2006.

With respect to routine and everyday news, the work developed can be noticed in the availability of units during year 2005, and higher maintenance of unit GUE12 was complied with as follows:

a) purchase of the generator's stator bobbin

b) hiring skilled services from SKODA PRAGA AS for the technical management of turbines review

c) hiring other outsourced services for jobs associated to the unit's higher maintenance.

The most significant maintenance activity for year 2006 will be the execution of the GUE12 higher maintenance that will take nine weeks, approximately. The commencement of surveys and actions to acquire spare parts for the next higher maintenance of the GUE13 is also planed for this year, and execution is estimated for the first months of year 2007.

In the financial area and mainly due to the renegotiation carried out by the end of 2004 regarding the export contract to Uruguay, the cash structure was adjusted during year 2005. In March 2005 the loan granted by CAMMESA for $ 900,000 was cancelled in advance, at the time of the high maintenance of the GUE11 generating group by mid 2003.

With respect to tax matters and in line with the process commenced in 2004, the Company requested the reimbursement of the value added tax due to exports. Consequently, during year 2005 outstanding VAT reimbursements of year 2004 were collected in an amount of $ 899,566.89. Reimbursement requests were submitted in year 2005 totaling $ 4,562,317.60, of which $ 1,810,386.12 were offset with other taxes (SUSS and SICORE) and $ 1,727,910.46 were collected. The amount of 1,024,021.02 is still to be reimbursed.

In the Human Resource area, during year 2004 the Company continued the internal projects addressed to personnel and families, and in the external context developing a Social Corporative Responsibility program in General Güemes where the generation plant is located.

The Company's average payroll during year 2005 was 123 people.

In salary matters and labor benefits:

- Payment of non remunerative allowances that were included in gross salaries in accordance with Executive Power decrees. Identical treatment was applied to personnel not included in the agreement. Payment of an Extraordinary Bonus for Performance.
- Prizes were awarded for innovative projects and improvements in the celebration of the Electricity Worker's Day.
- Payment of an Extraordinary Bonus in occasion of having fulfilled the first TGV GUE13 100,000 running hours.

On the other hand, agreements were entered into with the Argentine Federation of Power Workers (FATLYF) and the Power Workers' Union by which salary adjustment items were agreed. A new Collective Labor Agreement was signed with the Association of Professionals in Electric Power in which nine university professors who work in the Company are included

In matters related to Social Corporative Responsibility, the Company has extended the programs of the General Güemes community by implementing a Children's Lunch Room and a Community Vegetable Garden. The USA Chamber of Commerce in Argentina (AmCham) has recognized this significant activity by awarding the Company an Honorable Mention for the work developed in Social Promotion activities. The AmCham has awarded the Corporate Citizenship Prize as from 1999 for encouraging entrepreneurial actions in favor of the communities in which they operate by summoning large and medium size companies all along the country.

With reference to Systems and Communications, during year 2005, 20 last generation desk-computers were purchased, customized and installed in different working positions. The Internet connection was carried to 256 Kb. Services Pack was installed and all the Company's servers security and computers were updated. The RAM memory was increased in the E800 servers of the plant and Salta premises, and a wireless access point was installed in the Salta premises network.

Cellular phones were replaced with GSM technology; the clock system for controlling surveillance personnel shifts was implemented; the gas measurement data recording software was customized and implemented; a computer for controlling the GUE11 generator temperature was customized and installed.

A high availability of the Actual Time Operating System (SOTR) was maintained along the year, and the audits of the Commercial Measurement System (SMEC) were successfully overcome without any kind of observation.

Prospects

Although during year 2005 the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electric Market and which is necessary for the Electricity Generation Sector to recover its profitability has not been implemented yet, the effect of the value adjustment of our energy product can already be noticed.

The referred adjustment will not occur in 2006 either. This being so because a Government plan aimed at increasing generation supply to 1,600 MW has begun in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain

The difficulties in the supply of natural gas experienced in 2005 do not seem to decrease during 2006 but may get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the North western region (NOA) and gets its supply from Argentina and Bolivia's gas fields (still awaiting the SEC authorization). We are therefore using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

To the renewed contracts with Uruguay for 150 MW power and associated energy, it should be added the contract with CEMSA to export to Brazil the 60 MW that begun operating during the current year, with the option of adding other 30 MW beginning in 2006 due to the change in the power export conditions as agreed-upon by both Governments. Consequently, the capacity contracted for supporting the export of associated energy will remain in 240 MW with respect to the 245 MW of our total contracting capacity.

As in 2005, in 2005 revenues have continued to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, during winter periods and prior to the application of the above-mentioned resolutions, the Company had better revenues allowing to recover cash to comply with financial commitments and maintain equipment. Unfortunately, in 2006 we continue without receiving these revenues.

From the financial standpoint, we hope this situation will continue throughout 2005 and be able to comply with our financial commitments satisfactorily, even though during the two first quarters of 2006 we have to meet the expenses and revenues decrease associated to the higher maintenance of the 60 MW GUE12 generating unit.

THE BOARD

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF DECEMBER 31, 2005

1. A Brief on Company's Activities

Production and Sales

During year 2005, 1,725 GWh were produced, which means a level of production 22.3% higher than that for the same period of the previous fiscal year (1,410 GWh), whereas the production volume sold to the market throughout the same period amounted to 1,517 GWh.

Prices

The average price of energy at the Güemes node and power supplied during year 2005 amounted to 58,04 $/MWh ($93,856,389 (Note 3.5)/1.617) which turned out higher than the average price for the same period of the previous year 43,67 $/MWh ($57,826,367/1.324 GWh) by 32.9%.

Sales

Gross sales (net of compensations with the system) for year 2005 increased 62% to $93.856.389 (Note 3.5), as compared to the $57.826.367 for the same period of the previous year. The $26.6 million absolute variation in gross sales is due mainly to the increase recorded in both production ($12.79 million) and price ($23.21 million).

Results

The operating result (profit/operating loss plus other income and expenses, net) for the year ended December 31, 2005 showed a profit amounting to $6,171,557 (informative summary 2.2), which is $7,492,617 greater than the $1,321,060 operating loss for the same period of the previous year.

The net result for the year showed a loss of $3.878.546, which is lower in $16 million for the same period of the previous year.

It is important to clarify that the net loss of $3.878.546 as of December 31, 2005 includes a loss of $7.285.550 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

Equity

The solvency level, considered as Total Net Equity on Total Liabilities at the end of 2005 is 0.87, showing 0.18 decrease with respect to the solvency level of the previous year, that is 1.05.

2. Equity and Results Structure

2.1 Equity Structure

	....2005....	....2004....	....2003....	....2002....	....2001....
Current Assets	41,705,349	21,485,294	17,209,203	25,282,795	39,516,417
Non-Current Assets	166,742,327	175,247,344	185,745,541	195,018,564	200,848,374
Total	**208,447,676**	**196,732,638**	**202,954,744**	**220,301,359**	**240,364,791**
Current Liabilities	18,379,055	9,606,709	8,199,989	6,652,690	9,180,705
Non-Current Liabilities	93,337,634	86,516,396	74,244,778	119,615,404	121,073,871
Subtotal	**111,716,689**	**96,123,105**	**82,444,767**	**126,268,094**	**130,254,576**
Shareholders' Equity	**96,730,987**	**100,609,533**	**120,509,977**	**94,033,265**	**110,110,215**
Total	**208,447,676**	**196,732,638**	**202,954,744**	**220,301,359**	**240,364,791**

2.2 Results Structure

Operating results (*)	6,171,557	(1,321,060)	(8,467,203)	(3,412,343)	(1,148,988)
Financial results	(10,050,103)	(18,579,384)	6,207,935	(57,268,309)	(1,607,999)
Net result	**(3,878,546)**	**(19,900,444)**	**(2,259,268)**	**(60,680,652)**	**(2,756,987)**
Extraordinary results			28,735,980		6,831,993
(Loss) Final profit	**(3,878,546)**	**(19,900,444)**	**26,476,712**	**(60,680,652)**	**4,075,006**

(*) Operating results: profits/operating loss plus other income and expenses, net

2.3 Significant variations in caption (between 12/31/05 and 12/31/04)

Cash and bank and investments

The approximate increase of $17,000,000 is explained in the statement of cash flows as of December 31, 2006.

Accounts receivable

The approximate increase of $ 5,200,000 of this caption (current and non-current) owes to greater balances with CAMMESA for $ 5,000,000, CEMSA for $ 2,400,000 and GUMEs for $ 4,000,000, partially offset with the balance decrease with POWERCO S.A. for $ 2,400,000 and with MINERA DEL ALTIPLANO for $ 160,000.

Other receivables

The approximate decrease of $ 1,500,000 of this caption is basically due to lesser advances to suppliers (gas suppliers included) for $1,310,000 and the decrease of VAT balance for $140,000.

Property, Plant and Equipment

The approximate decrease of $ 9,470,000 in property, plant and equipment is the amortization of the year, offset by additions in approximate $ 2,017,000 in the following caption: Hyper annual Maintenance for $ 332,000, Vehicles for $ 43,000, Furniture and Fixtures for $ 81,000 and Advances to suppliers for $ 1,500,000.

Trade Payables

The approximate variation of $ 8,600,000 in trade debts is based in the greater debt with gas producers and transporters (gas nominated by CAMMESA), not yet billed at closing of year 2005.

Current and Non-Current Loans

The approximate increase of $ 7.000.000 in Current and Non-Current loans, mainly corporate notes debt, is because of the quotation difference of the US dollar and the accrual of corporate notes net present value.

3. Statistical data (in physical units)

	....2005.... GWh	....2004.... GWh	....2003.... GWh	....2002.... GWh	....2001.... GWh
Gross generation	1,725	1,410	1,102	1,267	1,470
Net generation	1,617	1,324	1,030	1,178	1,375

4. Ratios

	...2005...	...2004...	...2003...	....2002...	...2001...
Liquidity (1)	2.27	2.23	2.09	3.80	4.30
Solvency (2)	0.87	1.05	1.46	0.74	0.84
Tied-up capital (3)	0.80	0.89	0.91	0.88	0.84
Profitability (4)	(0.04)	(0.18)	0.25	(0.59)	0.04

(1) Current asset/Current liabilities.
(2) Net Equity/Total liabilities.
(3) Non-current assets/Total assets.
(4) Result of the year/Average net equity.

5. Prospects
(not audited information)

Although during year 2005 the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electric Market and which is necessary for the Electricity Generation Sector to recover its profitability has not been implemented yet, the effect of the value adjustment of our energy product can already be noticed.

The referred adjustment will not occur in 2006 either. This being so because a Government plan aimed at increasing generation supply to 1,600 MW has begun in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain

The difficulties in the supply of natural gas experienced in 2005 do not seem to decrease during 2006 but may get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the North western region (NOA) and gets its supply from Argentina and Bolivia's gas fields (still awaiting the SEC authorization). We are therefore using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

To the renewed contracts with Uruguay for 150 MW power and associated energy, it should be added the contract with CEMSA to export to Brazil the 60 MW that begun operating during the current year, with the option of adding other 30 MW beginning in 2006 due to the change in the power export conditions as agreed-upon by both Governments. Consequently, the capacity contracted for supporting the export of associated energy will remain in 240 MW with respect to the 245 MW of our total contracting capacity.

As in 2005, in 2005 revenues have continued to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, during winter periods and prior to the application of the above-mentioned resolutions, the Company had better revenues allowing to recover cash to comply with financial commitments and maintain equipment. Unfortunately, in 2006 we continue without receiving these revenues.

From the financial standpoint, we hope this situation will continue throughout 2005 and be able to comply with our financial commitments satisfactorily, even though during the two first quarters of 2006 we have to meet the expenses and revenues decrease associated to the higher maintenance of the 60 MW GUE12 generating unit.

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have reviewed the accompanying balance sheet of Central Térmica Güemes S.A. as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended, including notes 1 through 13 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review of the financial statements was performed in accordance with current audit regulations in the Argentine Republic as established by the Argentine Federation of Professional Councils in Economic Sciences. These regulations require the auditor to plan and develop the audit to express an opinion on the reasonableness of the significant information contained in the financial statements taken as a whole. An audit includes evaluating the generally accepted auditing standards used and, as part of same, the reasonableness of the estimates made by the Company management.

3. Prior clarifications

Our audit report on the financial statements as of December 31, 2004, dated March 9, 2005, included a qualification for the uncertainty on the effects that the measurements to be adopted by the Government with regard to the electricity sector might have on the Company´s financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows. As detailed in Note 2 – Recoverable value – and in the last part of Note 10 to the financial statements, the uncertainty referred to above does not exist as of December 31, 2005.

4. Opinion

In our opinion the financial statement mentioned in chapter 1 present reasonably, in all significant aspects, the financial position of Central Térmica Güems S.A. as of December 31, 2005 and 2004, as well as the results of its operations, changes in shareholders´ equity and cash flows for the fiscal years then ended, in accordance with generally accepted auditing standards in the Argentine Republic.

5. **Special information required by current legal regulations**
(for the year ended December 31, 2005)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our examination, which scope in mentioned in chapter 2, we have reviewed the Informative Summary required by General Resolution 368/01 of the National Securities Commission and the Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations, both for fiscal year ended December 31, 2005 and prepared by the Company´s Board of Directors about which we have no observations to make within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of December 31, 2005, amount to $ 150,729.67, which are not due as of that date.

e) In compliance with the requirements of General Resolution Nº 368/01 of the National Securities Commission, we report that during the fiscal year ended December 31, 2005:

   i) the coefficient between the total audit services billed to the Company and the total billed to the Company for all services, including audit services, is 0.48;
   ii) the coefficient between the total audit services billed to the Company and the total audit services billed to the Company and to its parent, is 0.83; and
   iii) the coefficient between the total audit services billed to the Company and the total billed to the Company and to its parent for all services, including audit services, is 0.38.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

City of Buenos Aires, March 9, 2006

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99.
Registration data and date in the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta of the change of jurisdiction and corporate domicile:	Folio 9/10, Entry 2425 of the Corporations Book 10 on July 8, 1999.
Filing date of the Company's by-laws with the Companies' Inspection Bureau:	September 18, 1992.
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004.
Duration of the Company:	to February 28, 2092.
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%
Parent Company's main activity:	Investment in the share capital of Central Térmica Güemes S.A. and wholesale purchase and sale of electricity produced and to be consumed by third parties.

FISCAL YEAR No. 14
COMMENCED JANUARY 1, 2005

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 Y 2004

(stated in pesos)

CAPITAL STOCK

(note 4)

	Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	62,906,000

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEET AS OF DECEMBER 31, 2005 Y 2004
(stated in pesos)

	......12/31/05......	.....12/31/04.....
ASSETS		
CURRENT ASSETS		
Cash and banks	21,927,986	5,858,828
Investments (schedule II)	1,008,858	90,049
Accounts receivable (note 3.1)	13,581,353	8,784,510
Other receivables (note 3.2)	4,156,809	5,694,893
Spare-parts and materials	1,030,343	1,057,014
Total Current Assets	**41,705,349**	**21,485,294**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)	635,757	205,006
Spare-parts and materials	4,450,455	3,913,161
Investments (note 3.3)	2	
Property, plant and equipment (schedule I)	161,656,113	171,129,177
Deferred tax (note 5)		
Total Non-Current Assets	**166,742,327**	**175,247,344**
TOTAL ASSETS	**208,447,676**	**196,732,638**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	13,180,173	4,538,103
Loans (note 6)	3,256,121	3,540,182
Payroll and social security charges	868,204	868,369
Taxes	1,060,130	653,211
Other liabilities	14,427	6,844
Total Current Liabilities	**18,379,055**	**9,606,709**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	91,958,589	84,726,639
Taxes	440,441	595,300
Total accounts payable	**92,399,030**	**85,321,939**
Reserves (schedule III)	938,604	1,194,457
Total Non-Current Liabilities	**93,337,634**	**86,516,396**
Total Liabilities	**111,716,689**	**96,123,105**
SHAREHOLDERS' EQUITY	**96,730,987**	**100,609,533**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**208,447,676**	**196,732,638**

The attached notes 1 through 13 and supplemental schedules I through V
are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF OPERATIONS FOR FISCAL YEARS ENDED DECEMBER 31, 2005 Y 2004
(stated pesos)

	.....2005.....	.....2004.....
Net sales (note 3.4)	91.844.001	54.935.867
Cost of sales (schedule V)	(79.203.125)	(50.571.815)
Gross Profit	**12.640.876**	**4.364.052**
Selling expenses (schedule V)	(1.606.799)	(1:246.782)
Administrative expenses (schedule V)	(4.367.742)	(3.853.649)
Operating Profit (Loss)	**6.666.335**	**(736.379)**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	533.891	53.363
Generated by liabilities		
Interest and exchange rate difference	(3.232.195)	(3.597.303)
Accrual of the net present value of corporate notes (note 6)	(7.285.550)	(14.965.990)
Bank charges and expenses	(66.249)	(69.454)
Other income and expense, net	(494.778)	(584.681)
Loss before taxes	**(3.878.546)**	**(19.900.444)**
Income tax (note 5)	-	-
NET LOSS FOR THE PERIOD	**(3.878.546)**	**(19.900.444)**
Common loss per share	**(0,06)**	**(0,32)**
Total loss per share	**(0,06)**	**(0,32)**

The attached notes 1 through 13 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY FOR FISCAL YEARS ENDED DECEMBE 31, 2005 AND 2004
(stated in pesos)

	...Shareholders´ contributions.. Capital stock	Adjustment to capital	Legal reserve	Accumulated deficit	Total
Balances as of December 31, 2003	**62,906,000**	**86,016,073**	**1,391,572**	**(29,803,668)**	**120,509,977**
Net loss for the year				(19,900,444)	(19,900,444)
Balances as of December 31, 2004	**62,906,000**	**86,016,073**	**1,391,572**	**(49,704,112)**	**100,609,533**
Net loss for the year				(3,878,546)	(3,878,546)
Balances as of December 31, 2005	**62,906,000**	**86,016,073**	**1,391,572**	**(53,582,658)**	**96,730,987**

The attached notes 1 through 13 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004
(stated in pesos)

	.....2005.....	.....2004.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net loss for the period	(3,878,546)	(19,900,444)
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	11,285,372	10,243,884
Net increase of provisions		239,335
Residual value of property, plant and equipment disposed of	205,144	1,909
Accrual of interest, net present value and exchange rate differences unpaid (collected)	10,339,737	14,153,350
Subtotal	**17,951,707**	**4,738,034**
Net changes in operating assets and liabilities		
(Increase) decrease in accounts receivable	(5,227,594)	540,738
Decrease (increase) in other receivables	1,538,084	(3,761,609)
(Increase) decrease in spare-parts and materials	(510,623)	187,364
Increase (decrease) in trade payables	8,642,070	(377,287)
Increase (decrease) in payroll, social security charges and taxes	251,895	(425,044)
Increase (decrease) in other liabilities	7,583	(36,328)
Use of reserves	(255,853)	(437,462)
Net cash flows provided by (used in) operating activities	**22,397,269**	**428,406**
INVESTING ACTIVITIES		
Subscription in other companies' shares	(2)	
Acquisition of property, plant and equipment	(2,017,452)	(252,764)
Net cash flows used in investing activities	**(2,017,454)**	**(252,764)**
FINANCING ACTIVITIES		
Net (decrease) increase in loans	(3,391,848)	615,109
Net cash flows (used in) provided by financing activities	**(3,391,848)**	**615,109**
INCREASE IN CASH	**16,987,967**	**790,751**
CASH AT BEGINNING OF YEAR	**5,948,877**	**5,158,126**
CASH AT END OF YEAR	**22,936,844**	**5,948,877**

(1) Cash and banks and investments

The attached notes 1 through 13 and supplemental schedules I through V are an integral part of these statements.

1. COMPANY OPERATIONS

Central Térmica Güemes S.A. owns a thermal electricity generation plant located in the city of Güemes, Province of Salta.

The plant has three gas turbines with an installed capacity of 261 MW which are natural-gas-fired plants.

The Company sells electricity to the Argentine interconnected system through the spot market and term contracts. It has also entered into long-term export agreements to Uruguay and Brazil.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission ("CNV"), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with the amendments introduced by the CNV.

Consideration of the effects of inflation - The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of both Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the CNV.

The main accounting criteria applied to prepare the financial statements are as follows:

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each year. Non-current long term credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value (except for liabilities for corporate notes) being non-significant the differences in relation to their present values. This same criteria has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the Domestic Wholesale Price Index.

Foreign currency denominated assets and liabilities – They have been valued at the rates of exchange in effect as of the end of each year, plus interest accrued, if any (See Refinancing of liabilities – corporate notes).

Investments – Time deposits have been valued including interest accrued at each year-end. Common investment funds have been valued at quotation value.

Spare-parts and materials – They have been valued at their estimated replacement cost at each year-end.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the second part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied. The value of property, plant and equipment, taken as a whole, does not exceed the economic use value.

Allowances – deducted from assets – They have been recorded to reduce the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain at each year-end.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

Refinancing of liabilities – corporate notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in note 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates that ranged from 12% to 10% as from December 31, 2002 through December 31 2005.

Losses per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of December 31, 2004 have been reclassified and/or adjusted in order to conform them with the December 31, 2005 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the second part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the second part of this note.

Income statement accounts – Income statement accounts have been maintained at their nominal values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – The Company's Board of Directors has analyzed the recoverable value of property, plant and equipment, which have basically consisted in projecting scenarios of sales volumes, sales prices and costs. The results of these analysis indicated that projected cash flows offset future depreciation of property, plant and equipment up to the extinction of their useful life.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	..31/12/05..	..31/12/04..
Current		
CAMMESA	6.878.571	2.249.641
Debtors of the term market	6.442.786	7.252.622
Parent Company – Powerco S.A.		2.436.536
Receivables in litigation	4.435.122	1.020.837
Allowance for bad debts (schedule III)	(4.175.126)	(4.175.126)
	13.581.353	**8.784.510**

Non-current

Non-current accounts receivable as of December 31, 2005, include balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10) and balances due over more than a year.

The breakdown of the balances as of December 31, 2005, according to their collection or use period, is as follows:

a) To become due:	
within 6 months	12,333,270
b) Due:	
between 3 to 6 months	543,496
between 6 to 12 months	48,895
c) More than 1 year	635,757
d) With no specific due date	4,830,818
Allowance for bad debts	(4,175,126)
Total	**14,217,110**

Accounts receivable neither accrue interest nor they are subject to adjustment clauses, except for certain accounts receivable arising from CAMMESA that accrue an annual interest of 4% approximately.

3.2 Other receivables

	..31/12/05..	..31/12/04..
Current:		
Advances to suppliers	1,130,561	2,448,130
Tax credits (net of allowance for tax credits for 80,000, in 2005 – schedule III)	2,140,979	2,325,586
Prepaid expenses	623,603	650,144
Miscellaneous	261,666	271,033
	4,156,809	**5,694,893**
Non-current:		
L.A.T. 132 Kv (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,653,335)
	-	-

These receivables do no accrue interest, except for certain advances to suppliers.

The breakdown of the balances as of December 31, 2005 according to their collection or use period, is as follows:

a) To become due:	
within 3 months	1,130,562
between 3 and 6 months	2,764,581
b) With no specified due date	3,915,001
Allowance for doubtful accounts	(3,653,335)
Total	**4,156,809**

3.3 Non-current investments

This is the subscription of a share of Termoeléctrica Manuel Belgrano S.A. and a share of Termoeléctrica José de San Martín S.A., both having nominal value 1 and one vote. As of December 31, 2005, these companies were to be registered in the Public Registry of Commerce.

3.4 Liabilities

The breakdown of the balances as of December 31, 2005 according to maturity is as follows:

To become due:		
within 3 months (1)		15,116,468
between 3 and 6 months		3,248,160
more than 1 year (2)		92,399,030
With no specified due date		14,425
	(3)	**110,778,083**

(1) Includes a balance with Powerco S.A. (Parent Company) for 774,985.

(2) Includes a debt at discounted value for the issuance of corporate notes for 91,958,589 (nominal value 162,408,000) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (See note 6). Also, there is a liability for tax charges that accrue interest at an annual rate of 6%.

(3) Except for the debt indicated in (2), the remaining debts do not accrue interest..

3.5 Net sales

	.....2005.....	.....2004.....
Sales of electricity	93,856,389	57,826,367
Discounts for services received	(1,802,618)	(2,710,500)
Municipal contribution	(209,770)	(180,000)
	91,844,001	**54,935,867**

3.6 Segment information

The Company's business is concentrated in the energy sector, through both transactions in the domestic market and term contracts in the foreign market. In relation thereto, the Company has identified the following primary geographic segments:

	Domestic market (in thousands of pesos)	Foreign market -Term Contracts- (in thousands of pesos)	Total (in thousands of pesos)
	2005	....	....
a) Total net sales	39,665	52,179	91,844
b) Result	(1,675)	(2,204)	(3,879)
c) Assigned assets as of December 31, 2005	92,614	115,834	208,448
c) Assigned liabilities as of December 31, 2005	48,781	62,936	111,717
d) Additions of property, plant and equipment	871	1,146	2,017
e) Depreciation of property, plant and equipment throughout the year	4,873	6,412	11,285
	2004	....	....
a) Total net sales	15,519	39,416	54,935
b) Result	(5,572)	(14,328)	(19,900)
c) Assigned assets as of December 31, 2004	55,085	141,648	196,733
d) Assigned liabilities as of December 31, 2005	26,915	69,208	96,123
e) Additions of property, plant and equipment	71	182	253
f) Depreciation of property, plant and equipment throughout the year	2,868	7,376	10,244

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of December 31, 2005 and 2005 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

As of December 31, 2005, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 17,660,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain. Furthermore, as of December 31, 2005 and December 31, 2004, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of December 31, 2005 and 2004 is as follows:

........................Detail........................	...12/31/05...	...12/31/04...
Tax losses	38,120,000	39,360,000
Undeductible allowances	1,610,000	2,600,000
Temporary liability differences	(22,070,000)	(20,935,000)
Net assets	17,660,000	21,025,000
Allowance for deferred tax assets (schedule III)	(17,660,000)	(21,025,000)
Balance	0	0

The net movement of the deferred tax asset during this period amounts to 3,365,000 (loss) and it has been fully provisioned (schedule III).

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by Resolution No. 1371/01 dated December 27, 2001, recognized the improper of the tax.

On May 9, 2005, the AFIP -through Administrative Resolution No. 53/05- resolved to nullify the aforementioned Resolution No. 1371/01 ("Resolution to Revoke the Exemption"), which recognized the tax exemption duly requested by the Company.

On May 13, 2005, the Company legal advisors filed a complaint with the AFIP questioning formal and substantial aspects of the Resolution to Revoke the Exemption.

On June 9, 2005, the Federal Court of Original Jurisdiction No. 1, considering the Company's petition, ordered the suspension of the effects of Administrative Resolution No. 53/05, ("Precautionary Measure on Prohibition to Innovate"), thus preventing the AFIP tax authorities from carrying out any judicial or extrajudicial action, whether of an administrative or fiscal nature, directly or indirectly related to the implementation and/or compliance with the aforementioned Resolution to Revoke the Exemption, until the AFIP issues a decision on the complaint filed by the Company. The Precautionary Measure on Prohibition to Innovate is now final as, when appealed by the AFIP, it was confirmed by the Federal Court of Appeals of Salta on November 9, 2005

On December 19, 2005, the AFIP notified the Company that it was conceded the hearing of the complaint on Revoking the Exemption Resolution. On December 28, 2005, the AFIP determined that the term of the hearing had matured on February 2, 2006. Consequently, the Company will file the Recourse of Appeal authorized by section 74 of Decree 1397/79, ruling Law 11,683, ordered in 1998. Furthermore, and as the AFIP has not yet issued a decision regarding the terms of the Precautionary Measure of Prohibition to Innovate, the Company is under the protection of said precautionary measure.

Both, the Company and its legal advisors consider that there exist solid arguments to defend the Company's original stance concerning the improper of the minimum presumed income tax and therefore, no reserve for this tax has been recorded as of December 31, 2005.

6. LOANS

	..12/31/05..	..12/31/04..
Current:		
Current account overdrafts	7,961	345,622
Interest on corporate notes (schedule IV)	3,248,160	3,194,560
	3,256,121	**3,540,182**
Non-current:		
Corporate notes (schedule IV)	**91,958,589**	**84,726,639**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding corporate notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of corporate notes to a corporate note holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of December 31, 2005 and December 31, 2004 amounted to US$ 31,421,369 and US$ 29,503,758, respectively (see note 2 "Refinancing of liabilities – corporate notes").

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	24,899,389	2.98	87,921,199
Total			**(*) 14,965,990**

(*) Included in the statement of operations under "Accrual of the net present value of corporate notes".

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	29,503,758	2.98	87,921,199
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 20045	31,421,369	3.03	95,206,749
Evolution of the present value			**(*) 7,285,550**

(*) Included in the statement of operations under "Accrual of the net present value of corporate notes".

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 963,873 as of the period ended December 31, 2005. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect;
- transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The public hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised concerning the construction of the line.

As of December 31, 1005 and December 31, 2004, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for all the receivable (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION No. 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the seasonal price of energy at a price that was not enough to cover production costs, caused the stabilization fund to run out and be insufficient to finance the wholesale market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution No. 240/03 of the Energy Secretariat issued on August 14, 2003. Although this resolution was published in the *Official Gazette* on August 19, 2003, it has been applied since August 15, 2003.

This resolution does not include, in the setting of the price, the cost of water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated October 9, 2003, the Regulatory Authority suspended the application of Resolution No. 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION No. 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS Nos. 949/04 AND 956/04 - FONINVEMEM

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market (MEM) result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the stabilization fund ran out and became insufficient to finance the wholesale market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the market by means of Resolution No. 406/03 of the Energy Secretariat issued on September 08, 2003 and retroactively applied since September 1, 2003.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the seasonal fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the MEM, to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the MEM" (hereinafter referred to as 'FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

The FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the Company began to collect as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution No. 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to \$240/MWh in contrast with the \$40/MWh of the spot price according to Resolution No.240/04.

On October 14, 2005, Resolution No. 1193/05 of the Energy Secretariat was published in the *Official Gazette.* Pursuant to this resolution the pertinent authorities were instructed to ask all private agents that were creditors of the MEM and who had been accepted to participate in the setting up of the FONIVEMEM, to formally inform about their decision to manage the construction, operation and maintenance of the electricity generation plants, in accordance with the terms of the definitive agreement for the management and operation of the projects to readapt the MEM set forth in Resolution No. 1427/04 of the Energy Secretariat, for the generating companies that sign said agreement.

On October 17, 2005, the Company signed the "Definitive agreement for the management and operation of the projects to readapt the MEM under Resolution 1427/2004 of the Energy Secretariat" which, among other matters, established the following:

1. the commitment of the generating companies that signed the agreement for the construction of two plants of the combined cycle type of at least 800 MW each, to contribute to the MEM the electricity generated during ten years counted as from the starting of the service of the plants to the MEM. Companies should enter into an electric power supply contract with CAMMESA;

2. the generators will conform two Generating Companies that will be responsible for managing the purchase of the equipment, the construction, the operation and the maintenance of each plant to be installed, whose assets will be transferred free of charge once the supply contract has terminated;

3. the repayment, once the plants are authorized to operate, of their credit balances in 120 equal and consecutive installments, represented by the LVFVD, convertible into US dollars, plus an annual profit equivalent to the one arising from the application of the annual LIBO rate plus 1%; and

4. the payment that will include, in addition to all fixed and variable expenses incurred in the regular operation and maintenance of the Plants, an only remuneration for management of the Generating Companies, in US$/MWh, whose value will be defined at the appropriate time. The Generating Companies will receive said remuneration for management of the pertinent Plant, after having met all payment obligations, either for the operating costs, maintenance and fuels, as the commitments for the financial debt to face the payment of the debt with the financial investors of the Plants, and the payments to the creditors with LVFDV (as mentioned in the preceding paragraph).

Through Resolution 1371/05, the Energy Secretariat approved the decision of Central Térmica Güemes to participate in the construction, operation and maintenance of the electricity generation plants, as established in the referred definitive agreement. On December 13, 2005, the generating companies "Termoeléctrica Manuel Belgrano S.A." and "Termoeléctrica José de San Martín S.A." that will be responsible for the projects, were incorporated.

Finally, the Energy Secretariat, through Resolution 1866/05, established the Temporary Charge for setting-up the FONINVEMENT of 3,60 $/MWh to be applied to the totality of electric energy actually consumed, with the purpose of complementing the capital contributions of the creditor Agents to the MEM.

Based on the above-described events and on the recent contracts for export of electricity and power mentioned in note 12, the Company considers that it has overcame the negative effects that the financial and energy crisis could have on its financial results.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

As for natural gas supply, the most relevant event was the load reduction in winter in 2004 owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m^3, take or pay, and a surplus of up to 500,000 m^3 at a price of US$1.6/per million BTU. Through Note No. 622/2004 dated June 30, 2004, the Energy Secretariat authorized CTG to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until October 31, 2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by the Company during 2004 amounted to 23,421,230 m^3.

In 2004, the Energy Secretariat, through CAMMESA, assigned the Company 3,081,702 m^3 of natural gas, of which 412,000 m^3 were received in June 2004, 339,702 m^3 in July 2004, 1,250,000 m^3 in August 2004 and 1,080,000 m^3 in December 2004

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004 for a daily volume of 1,000 dam3. This agreement expired on April 30, 2005.

As for natural gas transportation, the agreements signed with Transportadora de Gas del Norte S.A. and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

Following the changes implemented in Resolution 752/05, the Energy Secretariat modified, in line with its Resolution 1195/05, the calculation of the "Reference and Maximum Values recognized for fuel prices" and instructed CAMMESA to determine the Gas Referential Prices and to recognize the maximum accepted costs according to the new methodology, taking into account the Maximum Gas Prices in the Points of Entering into the Transportation System (PIST) reported by the Energy Secretariat to CAMMESA. These changes were applied as from September 2005.

On the other hand, through Resolution 1810/05, the Energy Secretariat instructed CAMMESA to make, to account and order of the Unified Fund, Standardized Irrevocable Offers to replace the gas requested through the mechanism established in Resolution 659/04 of the Energy Secretariat. Such resolution also explains that Generators being assigned "Gas provided by CAMMESA" in accordance with the form referred to above, will not be recognized any additional expense other than the cost of such gas. The same resolution authorizes Generating Agents qualified by CAMMESA to make Standardized Irrevocable Offers for supplying of Natural Gas.

With respect to natural gas, the contracts for natural gas supply were renewed with the producers of the North western region for the 05/01/05 – 04/30/06 period. The daily amount contracted is 1,000,000 m3. Prices agreed-upon are higher than the reference prices recognized by the Energy Secretariat and CAMMESA, in the context of its Resolution 1195/2005. Therefore, CAMMESA was requested to recognize the differences which is still to be approved by the Energy Secretariat.

During 2005 gas purchase transactions were carried with Bolivia in the context of the Energy Secretariat authorization to function with imported gas at the maximum price of 1.4 u$s/MMBTU. The difference between the price authorized by the Energy Secretariat and the actually agreed with gas importers is offset in the Uruguay – UTE export contract. In year 2005 the imported gas volume coming from Bolivia was 11,461,664 m3.

In turn, the Energy Secretariat, through CAMMESA (Resolution 659/04) assigned to Central Térmica Güemes S.A. (the "Company") during the year 112,665,160 m3 of natural gas. The volume assigned in 2004 was 3,081,702 m3.

The higher gas volume assigned results principally from the need of the North western region (NOA) to maintain a larger generation level in peak hours to avoid LAT 132 kV El Bracho – Cevil Pozo (600 A, 17 Km) oversupply and to support voltage in Northern Salta.

In the context of Energy Secretariat resolutions 752/05 and 925/05, the Company submitted to the Electronic Gas Market (MEG) a Standardized Irrevocable Offer (OIE) on December 1, 2005 for 36 month term, having received no offers during the period elapsed.

The Under-Secretariat of Fuels authorized the Company to use Permanent Additional Injections (IAP) up to April 30, 2006 on a daily volume of 200,000 m3.

We would mention that gas resulting form the Standardized Irrevocable Offer and/or Permanent Additional Injection is exclusively earmarked to generate to the Wholesale Electric Market (MEM).

With reference to Natural Gas, the gas contract continued in 2005 with Transportadora de Gas del Norte (TGN) for 350,000 m3/day and the firm transportation contract was renewed with GASNOR for 250,000 m3/day to April 30, 2005.

Furthermore, as from May 19, 2005, the Company has 200,000 m3/day of firm transportation arising from a transportation capacity re-sale effective to May 13, 2006.

12. EXPORT OF ELECTRICITY

a) Uruguay

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 4, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criteria adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution No. 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

b) Brazil

On July 31, 2003 the Company entered into an agreement for the sale of generation to export power and electricity in the name and by order of CEMSA. The agreement went into effect on May 1, 2005 and will end on July 31, 2022. Pursuant to the agreement, the Company has agreed to provide 60 MW of power at a price that will range from US$1,200 to 1,300/MW-month, plus a fixed charge of US$ 2,000/MW-month. However, it has been agreed that the price of electricity will be adjusted in accordance with the evolution of the price of natural gas.

13. CHANGES IN PRESENTATION FORM AND VALUATION CRITERIA IN THE FINANCIAL STATEMENTS AS FROM JANUARY 1, 2006

The National Securities Commission ordered by means of its Resolutions 485/2005 and 487/2006 that the second parts of Technical Resolutions 6, 8, 9, 11, 14, 16, 17, 18, 21 and 22 and Interpretations 1, 2, 3 and 4 of the F.A.C.P.C.E. will be applied for complete periods or interim periods of fiscal years commenced as from January 1, 2006, including any changes up to April 1, 2005 (F.A.C.P.C.E. Resolution 312/2005) as adopted by the C.P.C.E.C.A.B.A. (Board Resolution 93/2005), with certain changes and clarifications.

These Resolutions introduce certain changes in the accounting principles among which we mention: (i) comparisons between the assets primary measurements and pertinent recoverable values using discounted values; and (ii) consideration the difference between the accounting value of fixed assets adjusted for inflation (and other non-monetary assets) and their tax value, as a temporary difference, allowing to choose for the recognition of a liability for deferred tax or the disclosure of the effect in a note to the financial statements.

In relation to the first point, the Company's management has not concluded the analysis of the impact that such change could have on the valuation of its property, plant and equipment.

As regards the second matter, as of December 31, 2005, liabilities for deferred tax generated by this issue would have been of 35.8 million pesos, approximately. To the date of approval of these financial statements, the decision on whether the Company will recognize or not such liability in accordance with the referred option, has not yet been taken.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
(stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2005										2004
	Original values				Depreciation					Net	Net
	Balances at beginning of year	Increases	Decreases	Balance at end of year	Accumulated at beginning of year	Disposals	Of year Rate %	Of year Amount	Accumulated at end of year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,299,542			60,299,542	18,269,596		2,5	1,415,140	19,684,736	40,614,806	42,029,946
Turbines	97,289,830			97,289,830	45,086,331		(*)	4,185,418	49,271,749	48,018,081	52,203,499
Boilers	98,099,950			98,099,950	36,811,689		(*)	3,417,341	40,229,030	57,870,920	61,288,261
Transformers	13,874,144			13,874,144	6,691,050		(*)	495,273	7,186,323	6,687,821	7,183,094
Water treatment plant	2,575,554			2,575,554	1,086,875		(*)	91,932	1,178,807	1,396,747	1,488,679
Auxiliary equipment	831,733			831,733	401,202		(*)	29,700	430,902	400,831	430,531
Gas plant and gas pipeline	4,182,340			4,182,340	2,017,020		(*)	149,301	2,166,321	2,016,019	2,165,320
Tools	845,996	4,579		850,575	842,990		10.00	3,464	846,454	4,121	3,006
Vehicles	553,385	43,982	40,231	557,136	452,300	37,159	20.00	52,223	467,364	89,772	101,085
Furniture and fixtures	1,599,100	81,454		1,680,554	1,586,817		20.00	26,299	1,613,116	67,438	12,283
Facilities	845,655			845,655	824,216		20.00	7,180	831,396	14,259	21,439
Software	195,949	2,351		198,300	192,612		33.00	4,113	196,725	1,575	3,337
Maintenance expenses	15,920,032	332,484		16,252,516	13,475,420		16.67	1,407,988	14,883,408	1,369,108	2,444,612
Advances to suppliers		1,552,602	202,072	1,350,530						1,350,530	
TOTAL 12/31/05	**298,867,295**	**2,017,452**	**242,303**	**300,642,444**	**127,738,118**	**37,159**		**11,285,372**	**138,986,331**	**161,656,113**	
TOTAL 12731/04	**298,638,829**	**252,764**	**24,298**	**298,867,295**	**117,516,623**	**22,389**		**10,243,884**	**127,738,118**		**171,129,177**

(*)These assets are depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
(stated in pesos)

INVESTMENTS

	Value recorded 12/31/05	Value recorded 12/31/04
INVERSIONES CORRIENTES		
Common investment funds	1,008,858	
Time deposits		90,049
TOTAL CURRENT INVESTMENTS	**1,008,858**	**90,049**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
(stated in pesos)

ALLOWANCES AND RESERVES

Items	....................20005....................			
	Balance at beginning of year	Increases	Decreases	Balance at end of year
Deducted from assets				
Allowance for bad debts	4,175,126			4,175,126
Allowance for other doubtful accounts	3,653,335			3,653,335
Allowance for tax credits		(1) 80,000		80,000
Allowance for deferred tax assets	21,025,000		(3) 3,365,000	17,660,000
TOTAL 12/31/05	**28,853,461**	**80,000**	**3,365,000**	**25,568,461**
TOTAL 12/31/04	**24,375,126**	**4,478,335**	**10,590,000**	**28,853,461**
Included in liabilities				
Contingency and litigation reserve	1,194,457		(2) 255,853	938,604
TOTAL 12/31/05	**1,194,457**		**255,853**	**938,604**
TOTAL 12/31/04	**1,445,919**	**186,000**	**(2) 437,462**	**1,194,457**

(1) Charged to Other profits and losses, net of the statement of operation.

(2) Use of the year.

(3) Charged to Income tax of the statement of operation.

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	12/312/05				12/31/04		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	U$S	2,958,980	2.99	8,847,350	U$S	1,017,064	2,990,168
Total Current Assets				8,847,350			2,990,168
TOTAL ASSETS							
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	U$S	1,072,000	3.03	3,248,160	U$S	1,072,000	3,194,560
Total Current Liabilities				3,248,160			3,194,560
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	U$S	30,349,369	3.03	91,958,589	U$S	28,431,758	84,726,639
Total Non-Current Liabilities				91,958,589			84,726,639
TOTAL LIABILITIES				95,206,749			87,921,199

(*) Present value (see note 6).

CENTRAL TERMICA GÜEMES S.A.
INFORMATION REQUIRED BY SECTION 64, ARGENTINE CORPORATION LAW, RELATED TO SUBSIDIARIES AND RELATED COMPANIES AS OF DECEMBER 31, 2005 AND 2004
(in pesos – note 2)

COST AND EXPENSES

	2005				2004
	Cost of sale	Selling expenses	Administrative expenses	Total	Total
Fees			316,703	316,703	197,973
Salaries and wages	5,383,320	609,357	618,364	6,611,041	5,536,836
Social security charges	931,533	104,553	118,057	1,154,143	915,925
Fuel	58,078,339			58,078,339	32,769,045
Spare-parts and materials	1,421,043			1,421,043	1,073,607
Services contracted	1,248,890	238,547	1,457,588	2,945,025	1,927,664
Communications			277,161	277,161	303,968
Office expenses		91,443	241,184	332,627	311,287
Depreciation of property, plant and equipment	11,243,645		41,727	11,285,372	10,243,884
Insurance	893,499			893,499	855,421
Taxes and rates	2,856	332,071	535,993	870,920	695,638
Miscellaneous		230,828	760,965	991,793	840,998
TOTAL 2005	**79,203,125**	**1,606,799**	**4,367,742**	**85,177,666**	
TOTAL 2004	**50,571,815**	**1,246,782**	**3,853,649**		**55,672,246**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE YEAR ENDED DECEMBER 31, 2005
(in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations.

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods.

   See notes 9 and 10 to the financial statements, regarding regulations in the electric sector.

3. Classification of credit and debit balances.

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

	Receivables	Payables
1. In local currency (includes allowances/reserves).	18,373,919	16,509,938
2. In foreign currency (US dollars)		95,206,749
Total	**18,373,919**	**111,716,687**

b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause		
2. With no adjustment clause	18,373,919	111,716,687
Total	**18,373,919**	**111,716,687**

c) The classification according to the accrual or not of interest is as follows:

	Receivables	Payables
1. Accruing interest	3,653,335	92,399,030
2. Not accruing interest	14,720,584	19,317,657
Total	**18,373,919**	**111,716,687**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital stock and votes.

None.

b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent):

Trade payables	774.985

c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

None.

7. Physical inventory of spare-parts and materials.

The Company keeps an updated record of its inventory which is verified through periodic stock takings over the year.

There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical revaluation reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criteria applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value.

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	298,500	89,772
Fixed asset and spare-parts and materials (except land and vehicles)			
	All risk	448,500,000	165,293,054

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity.

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements.

    See note 7. There are no allowance for contingencies whose balance exceed 2% of shareholders´ equity.

16. Irrevocable advances on account of future capital subscriptions.

    None.

17. Unpaid cumulative dividends of preferred shares.

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings.

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in caption I. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion on said documents, based on the examination performed with the scope specified in II,

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of December 31, 2005.

b) Statement of operations for fiscal year ended December 31, 2005.

c) Statement of changes in shareholders' equity for fiscal year ended December 31, 2005.

d) Statement of cash flows for fiscal year ended December 31, 2005.

e) Notes 1 through 13 and supplemental schedules I through V for fiscal year ended December 31, 2005.

f) Informative summary required by the National Securities Commission for fiscal year ended December 31, 2005.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for fiscal year ended December 31, 2005.

h) Annual report and inventory for fiscal year ended December 31, 2005.

h) for fiscal year ended December 31, 2005.

II) SCOPE OF OUR WORK

We have performed our review in accordance with statutory auditors' regulations as established in Technical Resolution 15 of the Argentine Federation of Professional Councils in Economic Sciences, which require that the financial statements be examined in accordance with auditing standards generally accepted in Argentina and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in items a) and e) of caption I, we have reviewed the work performed by the external auditor Deloitte & Co S.R.L., who issued his report dated March 9, 2006, in accordance with auditing standards generally accepted in Argentina. Our review included the conclusions of the audit performed for said auditors.

An audit requires the auditor to plan and develop its work with the purpose of obtaining a reasonable degree of certainty on the non-existence of untruthful expressions or significant errors in the financial statements. An audit also includes examining on test basis, the judging elements that support the information disclosed in the financial statements, as well as evaluating the accounting principles applied, the estimates of the Company's mnagement and the presentation of the financial statements taken as a whole. Provided that it is not the responsibility of Statutory Auditors to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

With respect to Board of Directors' Annual Report, the Informative Summary established by General Resolution 368/01 of the National Securities Commission and the Additional Information to the notes to the financial statements required in section 68 of the Buenos Aires Stock Exchange, all for year ended December 31, 2005, we have controlled that said documents contain, respectively, the information required by section 66 of the Argentine Corporation Law 19,550, point 6 of Annex I, Chapter XXIII of General Resolution 368/01 of the National Securities Commission and section 68 of the Quotation Regulations of the Buenos Aires Stock Exchange. The affirmations on the economic context in which the Company developed its activities, the management conduct and future events included in the above-mentioned documents are the exclusive responsibility of the Company's Board of Directors. Also, in respect of the accounting data included in these documents, in matters related to our field of competence, we have verified that such data are in agreement with the Company's accounting records and other pertinent documentation.

III) OPINION

a) In our opinion, the financial statements detailed in section I, paragraphs a) and e) inclusive present reasonably, in all significant aspects, the equity situation of Central Térmica Güemes as of December 31, 2005, the results of its operations, changes in shareholders´ equity and cash flows for the fiscal year then ended, in accordance with generally accepted accounting principles in Argentina.

b) The Board of Directors´ Annual Report, the Informative Summary established by General Resolution 368/01 of the National Securities Commission and the Additional Information to the notes to the financial statements required in section 68 of the Buenos Aires Stock Exchange, all for year ended December 31, 2005, contain, respectively, the information required by section 66 of the Argentine Corporation Law 19,550, the point 6 of Annex I, Chapter XXIII of General Resolution 368/01 of the National Securities Commission and section 68 of the Quotation Regulations of the Buenos Aires Stock Exchange. The affirmations on the economic context in which the Company developed its activities, the management conduct and future events included in the above-mentioned documents are the exclusive responsibility of the Company's Board of Directors. Also, in respect of the accounting data included in these documents, in matters related to our field of competence, we have verified that such data are in agreement with the Company's accounting records and other pertinent documentation.

c) The financial statements mentioned items a) and e) of caption I and the Inventory arise from accounting records which, in all formal aspects, have been carried in conformity with current legal regulations.

IV) ADDITIONAL INFORMATION REQUIRED BY GENERAL RESOLUTION 340/99 OF THE NATIONAL SECURITIES COMMISSION

In compliance with General Resolution 340/99 of the National Securities Commission, we inform that:

a) the accounting policies applied for preparing the financial statements mentioned in items a) and e) of caption I are in agreement with professional accounting regulations; and

b) the external auditors have developed the audit applying generally accepted accounting principles established by the Argentine Federation of Professional Councils in Economic Sciences. Such principles require the independence and criteria of the external auditor in performing the audit of the financial statements.

City of Buenos Aires, March 9, 2006

RENE HARDY
On behalf of the Statutory Auditors´ Committee

CENTRAL TERMICA GÜEMES S.A.

Financial statements for the three-month period ended March 31, 2006

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF MARCH 31, 2006

1. A Brief on Company activities

Production and Sales

During the three month period ended March 31, 2006, 396 GWh were produced, which means a level of production 4.34% lesser than the same period of the previous fiscal year (414 GWh), whereas the volume sold to the market throughout the same period amounted to 371 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first quarter of 2006 amounted to 76.21 $/MWh (28,274,405 (note 3.5)/371 GWh) which turned out higher than the average price for the same period of the previous year 56.47 $/MWh (21,965,766/389 GWh) by 35%.

Sales

Gross sales (net of compensations with the system) for the first quarter of 2006 increased 28.7% to $ 28,274,405, as compared to the $ 21,965,766 for the same period of the previous year. The 6.3 million absolute variation in gross sales is due mainly to the lesser production ($-1,0 million) and to the higher price ($ 7,3 million).

Results

The operating result (profit/operating loss plus other income and expenses, net) for the first quarter ended March 31, 2006 showed a profit amounting to $ 4,972,497 (informative summary 2.2), which is $ 1,042,144 greater than the $ 3,930,353 operating loss for the same period of the previous year.

The net result for the first quarter of 2006 showed a loss of $ 1,174,911, which is lower in $ 2,354,615 for the same period of the previous year.

It is important to clarify that the net loss of $ 1,174,911 as of March 31, 2006 includes a loss of $ 4,812,379 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

Equity

The solvency level, considered as Total Net Equity on Total Liabilities at the end of the first quarter of 2006 is 0.83, showing 0.21 decrease with respect to the solvency level of the previous year, that is 1.04.

2. Equity and Results Structure

2.1 Equity Structure

	....2006....	....2005....	....2004....	....2003....	....2002....
Current Assets	43,320,613	26,548,223	19,307,716	26,123,066	37,268,181
Non-Current Assets	167,775,217	173,404,932	183,408,017	188,872,466	320,916,180
Total	**211,095,830**	**199,953,155**	**202,715,733**	**214,995,532**	**358,184,361**
Current Liabilities	17,272,309	12,595,411	11,359,910	4,509,981	6,649,756
Non-Current Liabilities	98,267,445	85,568,507	77,690,261	111,600,827	265,095,740
Subtotal	**115,539,754**	**98,163,918**	**89,050,171**	**116,110,808**	**271,745,496**
Shareholders' Equity	**95,556,076**	**101,789,237**	**113,665,562**	**98,884,724**	**86,438,865**
Total	**211,095,830**	**199,953,155**	**202,715,733**	**214,995,532**	**358,184,361**

2.2 Results Structure

Operating results (*)	4,972,497	3,930,353	(898,907)	(1,236,747)	(1,008,878)
Financial results	(6,147,408)	(2,750,649)	(5,945,508)	17,753,126	5,545,016
Net result	**(1,174,911)**	**1,179,704**	**(6,844,415)**	**16,516,379**	**4,536,138**
Extraordinary results					
(Loss) Final profit	**(1,174,911)**	**1,179,704**	**(6,844,415)**	**16,516,379**	**4,536,138**

(*) Operating results: profits/operating loss plus other income and expenses, net

3. Statistical data (in physical units)

	....2006.... GWh	....2005.... GWh	....2004.... GWh	....2003.... GWh	....2002.... GWh
Gross generation	396	414	308	214	402
Net generation	371	389	291	200	375

4. Ratios

	...2006...	....2005....	....2004....	....2003....	....2002....
Liquidity (1)	2.51	2.11	1.70	5.79	5.60
Solvency (2)	0.83	1.04	1.28	0.85	0.32
Tied-up capital (3)	0.79	0.87	0.90	0.88	0.90

(1) Current asset/Current liabilities.
(2) Net Equity/Total liabilities.
(3) Non-current assets/Total assets.

5. Prospects

Although during year 2005 the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electric Market and which is necessary for the Electricity Generation Sector to recover its profitability has not been implemented yet, the effect of the value adjustment of our energy product can already be noticed.

The referred adjustment will not occur in 2006 either. This being so because a Government plan aimed at increasing generation supply to 1,600 MW has begun in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain

The difficulties in the supply of natural gas experienced in 2005 do not seem to decrease during 2006 but may get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the North western region (NOA) and gets its supply from Argentina´s and Bolivia´s gas fields (still awaiting the SEC authorization). We are therefore using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

To the renewed contracts with Uruguay for 150 MW power and associated energy, it should be added the contract with CEMSA to export to Brazil the 60 MW that begun operating during the current year, with the option of adding other 30 MW beginning in 2006 due to the change in the power export conditions as agreed-upon by both Governments. Consequently, the capacity contracted for supporting the export of associated energy will remain in 240 MW with respect to the 245 MW of our total contracting capacity.

As in 2005, in 2006 revenues have continued to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, during winter periods and prior to the application of the above-mentioned resolutions, the Company had better revenues allowing to recover cash to comply with financial commitments and maintain equipment. Unfortunately, in 2006 we continue without receiving these revenues.

From the financial standpoint, we hope this situation will continue throughout 2005 and be able to comply with our financial commitments satisfactorily, even though during the two first quarters of 2006 we have to meet the expenses and revenues decrease associated to the higher maintenance of the 60 MW GUE12 generating unit.

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of Central Térmica Güemes S.A. as of March 31, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the three-month period then ended, including notes 1 through 13 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. Such procedures establish a scope that is substantially lesser than the application of all the audit procedures necessary to issue a professional opinion on the financial statements taken as a whole. A review of interim financial information consists principally of applying analytical procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. Consequently, we do not express an opinion on the financial position of the Company as of March 31, 2006, the results of its operations, changes in shareholders' equity and cash flows for the three-month period then ended.

3. Prior clarifications

Our audit report on the financial statements as of March 31, 2005, issued on May 10, 2005 included a qualification for the uncertainty on the effects that the measurements to be adopted by the Government with regard to the electricity sector might have on the Company´s financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows. As detailed in Note 2 – Recoverable value – and in the last part of Note 10 to the financial statements, the uncertainty referred to above does not exist as of March 31, 2006.

4. Opinion

In our opinion the financial statement mentioned in chapter 1 present reasonably, in all significant aspects, the financial position of Central Térmica Güems S.A. as of March 31, 2006, as well as the results of its operations, changes in shareholders´ equity and cash flows for the period then ended, in accordance with generally accepted auditing standards in the Argentine Republic.

5. Special information required by current legal regulations
(for the period ended March 31, 2006)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our examination, which scope in mentioned in chapter 2, we have reviewed the Informative Summary required by General Resolution 368/01 of the National Securities Commission and the Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations, both for the three-month period ended March 31, 2006 and prepared by the Company´s Board of Directors about which we have no observations to make within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of March 31, 2006, amount to $ 97,771.59, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

City of Buenos Aires, May 10 2006

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99.
Registration data and date in the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta of the change of jurisdiction and corporate domicile:	Folio 9/10, Entry 2425 of the Corporations Book 10 on July 8, 1999.
Filing date of the Company's by-laws with the Companies' Inspection Bureau:	September 18, 1992.
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004.
Duration of the Company:	to February 28, 2092.
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%
Parent Company's main activity:	Investment in the share capital of Central Térmica Güemes S.A. and wholesale purchase and sale of electricity produced and to be consumed by third parties.

FISCAL YEAR No. 15
COMMENCED JANUARY 1, 2006

FINANCIAL STATEMENTS AS OF MARCH 31, 2006
(three-month period)
(stated in pesos)

CAPITAL STOCK
(note 4)

	Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(in pesos)

	03/31/06	12/31/05
ASSETS		
CURRENT ASSETS		
Cash and banks	11,555,786	21,927,986
Investments (schedule II)	11,934,353	1,008,858
Accounts receivable (note 3.1)	11,220,817	13,581,353
Other receivables (note 3.2)	7,461,215	4,156,809
Spare-parts and materials	1,148,442	1,030,343
Total Current Assets	**43,320,613**	**41,705,349**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)	456,021	635,757
Spare-parts and materials	5,985,423	4,450,455
Investments (note 3.3)	2	2
Property, plant and equipment (schedule I)	161,333,771	161,656,113
Deferred tax (note 5)		
Total Non-Current Assets	**167,775,217**	**166,742,327**
TOTAL ASSETS	**211,095,830**	**208,447,676**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	12,213,663	13,180,173
Loans (note 6)	3,312,681	3,256,121
Payroll and social security charges	1,203,104	868,204
Taxes	531,869	1,060,130
Other liabilities	10,992	14,427
Total Current Liabilities	**17,272,309**	**18,379,055**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	96,715,224	91,958,589
Taxes	785,292	440,441
Total accounts payable	**97,500,516**	**92,399,030**
Reserves (schedule III)	766,929	938,604
Total Non-Current Liabilities	**98,267,445**	**93,337,634**
Total Liabilities	**115,539,754**	**111,716,689**
SHAREHOLDERS' EQUITY		
(as per respective statement)	**95,556,076**	**96,730,987**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**211,095,830**	**208,447,676**

The attached notes 1 through 13 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(in pesos)

	.....2006.....	.....2005.....
Net sales (note 3.5)	27,838,597	21,446,594
Cost of sales (schedule V)	(21,326,135)	(16,418,729)
Gross Profit	**6,512,462**	**5,027,865**
Selling expenses (schedule V)	(330,544)	(289,869)
Administrative expenses (schedule V)	(1,210,674)	(829,249)
Operating Profit	**4,971,244**	**3,908,747**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	183,641	63,698
Generated by liabilities		
Interest and exchange rate difference	(1,505,786)	(3,729,594)
Accrual of the net present value of corporate notes (note 6)	(4,812,379)	921,072
Bank charges and expenses	(12,884)	(5,825)
Other income and expense, net	1,253	21,606
Loss/profit before taxes	**(1,174,911)**	**1,179,704**
Income tax (note 5)		
(LOSS) PROFIT FOR THE PERIOD	**(1,174,911)**	**1,179,704**
Common loss/profit per share	**(0.02)**	**0.02**
Total loss/profit per share	**(0.02)**	**0.02**

The attached notes 1 through 13 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(in pesos)

	...Shareholders´ contributions..		Legal reserve	Accumulated deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2004	62,906,000	86,016,073	1,391,572	(49,704,112)	100,609,533
Profit for the period				1,179,704	1,179,704
Balances as of March 31, 2005	62,906,000	86,016,073	1,391,572	(48,524,408)	101,789,237

	,..Shareholders´ contributions..		Legal reserve	Accumulated deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2005	62,906,000	86,016,073	1,391,572	(53,582,658)	96,730,987
Net loss for the period				(1,174,911)	(1,174,911)
Balances as of March 31, 2006	62,906,000	86,016,073	1,391,572	(54,757,569)	95,556,076

The attached notes 1 through 13 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(in pesos)

	.....2006.....	.....2005.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
(Loss) profit for the period	(1,174,911)	1,179,704
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	2,299,873	2,422,851
Accrual of interest, net present value and exchange rate differences unpaid (collected)	6,465,965	646,048
Subtotal	**7,590,927**	**4,248,603**
Net changes in operating assets and liabilities		
Decrease (increase) in accounts receivable	2,540,272	(231,476)
(Increase) decrease in other receivables	(3,304,406)	307,859
(Increase) decrease in spare-parts and materials	(1,653,067)	19,165
Decrease (increase) in trade payables	(966,510)	3,353,305
Increase (decrease) in payroll, social security charges and taxes	151,490	(20,437)
Decrease (increase) in other liabilities	(3,435)	35,156
Use of reserves	(171,675)	(94,353)
Net cash flows provided by (used in) operating activities	**4,183,596**	**7,617,822**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(1,977,531)	(321,390)
Net cash flows used in investing activities	**(1,977,531)**	**(321,390)**
FINANCING ACTIVITIES		
Net decrease in loans	(1,652,770)	(106,223)
Net cash flows (used in) provided by financing activities	**(1,652,770)**	**(106,223)**
INCREASE IN CASH	**553,295**	**7,190,209**
CASH AT BEGINNING OF YEAR	**22,936,844**	**5,948,877**
CASH AT END OF YEAR	**23,490,139**	**13,139,086**

(1) Cash and banks and investments

The attached notes 1 through 13 and supplemental schedules I through V are an integral part of these statements.

1. COMPANY OPERATIONS

Central Térmica Güemes S.A. owns a thermal electricity generation plant located in the city of Güemes, Province of Salta.

The plant has three gas turbines with an installed capacity of 261 MW which are natural-gas-fired plants.

The Company sells electricity to the Argentine interconnected system through the spot market and term contracts. It has also entered into long-term export agreements to Uruguay and Brazil.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission ("CNV"), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), with the amendments introduced by the CNV.

Consideration of the effects of inflation - The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of both Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the CNV.

The main accounting criteria applied to prepare the financial statements are as follows:

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each year or period. Non-current long term credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value (except for liabilities for corporate notes) being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the Domestic Wholesale Price Index.

Foreign currency denominated assets and liabilities – They have been valued at the rates of exchange in effect as of the end of each year or period, plus interest accrued, if any (See Refinancing of liabilities – corporate notes).

Investments – Time deposits have been valued including interest accrued at each year or period-end. Common investment funds have been valued at quotation value.

Spare-parts and materials – They have been valued at their estimated replacement cost at each year or period-end.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the second part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied. The value of property, plant and equipment, taken as a whole, does not exceed the economic use value.

Allowances – deducted from assets – They have been recorded to reduce the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain at each year or period-end.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

Refinancing of liabilities – corporate notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in note 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates that ranged from 12% to 10% as from December 31, 2002 through December 31 2005 and for the three-month period ended March 31, 2006.

Losses per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings (losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of March 31, 2005 and December 31, 2005 have been reclassified and/or adjusted in order to conform them with the March 31, 2006 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the second part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the second part of this note.

Income statement accounts – Income statement accounts have been maintained at their nominal values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – The Company's Board of Directors has analyzed the recoverable value of property, plant and equipment, which have basically consisted in projecting scenarios of sales volumes, sales prices and costs. The results of these analysis indicated that projected cash flows offset future depreciation of property, plant and equipment up to the extinction of their useful life.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivables

	..03/31/06..	..12/31/05..
Current		
CAMMESA	1,294,814	6,878,571
Debtors of the term market	9,666,007	6,442,786
Receivables in litigation	4,435,122	4,435,122
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	11,220,817	**13,581,353**

Non-current

Non-current accounts receivable as of March 31, 2006, include balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10) and balances due over more than a year.

The breakdown of the balances as of March 31, 2006, according to their collection or use period, is as follows:

a) To become due:	
within 6 months	9,457,243
b) Due:	
between 3 to 6 months	879,250
between 6 to 12 months	48,896
c) More than 1 year	815,757
d) With no specific due date	4,650,818
Allowance for bad debts	(4,175,126)
Total	**11,676,838**

Accounts receivable neither accrue interest nor they are subject to adjustment clauses, except for certain accounts receivable arising from CAMMESA that accrue an annual interest of 4% approximately.

3.2 Other receivables

	..03/31/06..	..12/31/05..
Current:		
Advances to suppliers	2,223,281	1,130,561
Tax credits (net of allowance for tax credits for 80,000 - schedule III)	4,442,467	2,140,979
Prepaid expenses	533,110	623,603
Miscellaneous	262,357	261,666
	7,461,215	**4,156,809**
Non-current:		
L.A.T. 132 Kv (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,653,335)
	-	-

These receivables do no accrue interest, except for certain advances to suppliers.

The breakdown of the balances as of March 31, 2005 according to their collection or use period, is as follows:

a) To become due:	
within 3 months	2,223,281
between 3 and 6 months	4,975,577
b) With no specified due date	3,915,692
Allowance for doubtful accounts	(3,653,335)
Total	7,461,215

3.3 Non-current investments

This is the subscription of a share of Termoeléctrica Manuel Belgrano S.A. and a share of Termoeléctrica José de San Martín S.A., both having nominal value 1 and one vote. To the date of these financial statements the companies have been registered in the Public Registry of Commerce.

3.4 Debts

The breakdown of the balances as of March 31, 2006 according to maturity is as follows:

To become due:	
within 3 months (1)	13,957,414
between 3 and 6 months	3,303,905
more than 1 year (2)	97,500,516
With no specified due date	10,990
	(3) **114,772,825**

(1) Includes a balance with Powerco S.A. (Parent Company) for 1,493,983.

(2) Includes a debt at discounted value for the issuance of corporate notes for 96,715,224 (nominal value 165,195,200) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (See note 6). Also, there is a liability for tax charges that accrue interest at an annual rate of 6%.

(3) Except for the debt indicated in (2), the remaining debts do not accrue interest.

3.5 Net sales

	..03/31/06..	..03/31/05..
Sales of electricity	28,274,405	21,965,766
Discounts for services received	(390,808)	(455,290)
Municipal contribution	(45,000)	(63,882)
	27,838,597	**21,446,594**

3.6 Segment information

The Company's business is concentrated in the energy sector, through both transactions in the domestic market and term contracts in the foreign market. In relation thereto, the Company has identified the following primary geographic segments:

	Domestic market (in thousands of pesos)	**Foreign market -Term Contracts-** (in thousands of pesos)	**Total** (in thousands of pesos)
		..03/31/06..	
a) Total net sales	4,328	23,511	27,839
b) Result	(183)	(992)	(1,175)
c) Assigned assets as of March 31, 2006	33,960	177,136	211,096
d) Assigned liabilities as of March 31, 2006	18,610	96,930	115,540
e) Additions of property, plant and equipment	307	1,670	1,977
f) Depreciation of property, plant and equipment throughout the year	358	1,942	2,300
		..03/31/05..	
c) Total net sales	3,548	17,898	21,446
d) Result	195	984	1,179
c) Assigned assets as of March 31, 2005	36,762	163,191	199,953
d) Assigned liabilities as of March 31, 2005	15,322	82,842	98,164
e) Additions of property, plant and equipment	53	268	321
f) Depreciation of property, plant and equipment throughout the year	401	2,021	2,422

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of March 31, 2006 and December 31, 2005 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes or when there exist tax losses that may be applied to offset future taxable income.

As of March 31, 2006, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 16,730,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain. Furthermore, as of March 31, 2006 and December 31, 2005 no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of March 31, 2006 and December 31, 2005 is as follows:

...........................Detail........................	...03/31/06...	...12/31/05...
Tax losses	36,894,000	38,120,000
Undeductible allowances	1,556,000	1,610,000
Temporary liability differences	(21,720,000)	(22,070,000)
Net assets	16,730,000	17,660,000
Allowance for deferred tax assets (schedule III)	(16,730,000)	(17,660,000)
Balance	-	-

The net movement of the deferred tax asset during this period amounts to 930,000 (loss) and it has been fully provisioned (schedule III).

As to the tax on minimum presumed income, in March 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by Resolution No. 1371/01 dated December 27, 2001, recognized the improper of the tax.

On May 9, 2005, the AFIP -through Administrative Resolution No. 53/05- resolved to nullify the aforementioned Resolution No. 1371/01 ("Resolution to Revoke the Exemption"), which recognized the tax exemption duly requested by the Company.

On May 13, 2005, the Company legal advisors filed a complaint with the AFIP questioning formal and substantial aspects of the Resolution to Revoke the Exemption.

On June 9, 2005, the Federal Court of Original Jurisdiction No. 1, considering the Company's petition, ordered the suspension of the effects of Administrative Resolution No. 53/05, ("Precautionary Measure on Prohibition to Innovate"), thus preventing the AFIP tax authorities from carrying out any judicial or extrajudicial action, whether of an administrative or fiscal nature, directly or indirectly related to the implementation and/or compliance with the aforementioned Resolution to Revoke the Exemption, until the AFIP issues a decision on the complaint filed by the Company. The Precautionary Measure on Prohibition to Innovate is now final as, when appealed by the AFIP, it was confirmed by the Federal Court of Appeals of Salta on November 9, 2005.

On December 19, 2005, the AFIP notified the Company that it was conceded the hearing of the complaint on Revoking the Exemption Resolution. On December 28, 2005, the AFIP determined that the term of the hearing had matured on February 2, 2006. The Company filed the Recourse of Appeal authorized by section 74 of Decree 1397/79, ruling Law 11,683, ordered in 1998. Subsequently, on May 10, 2006 another presentation including additional information to the Recourse of Appeal was filed with the AFIP. Furthermore, and as the AFIP has not yet issued a decision regarding the terms of the Precautionary Measure of Prohibition to Innovate, the Company is under the protection of said precautionary measure.

Both, the Company and its legal advisors consider that there exist solid arguments to defend the Company's original stance concerning the improper of the minimum presumed income tax and therefore, no reserve for this tax has been recorded as of March 31, 2006.

6. LOANS

	..03/31/06..	..12/31/05..
Current:		
Current account overdrafts	8,777	7,961
Interest on corporate notes (schedule IV)	3,303,904	3,248,160
	3,312,681	**3,256,121**
Non-current:		
Corporate notes (schedule IV)	**96,715,224**	**91,958,589**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding corporate notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of corporate notes to a corporate note holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of March 31, 2006 amounted to US$ 32,452,670 and at present values as of December 31, 2005 amounted to US$ 31,421,369 (see note 2 "Refinancing of liabilities – corporate notes").

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2004	29,503,758	2.98	87,921,199
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of March 31, 2005	29,825,206	2.917	87,000,127
Evolution of the present value			(*) 921.072

(*) Included in the statement of operations under "Accrual of the net present value of corporate notes - Income".

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2005	31,421,369	3.03	95,206,749
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of March 31, 2006	32,452,670	3.08	100,019,128
Evolution of the present value			(*) (4,812,379)

(*) Included in the statement of operations as of March 31, 2006 under "Accrual of the net present value of corporate notes – (Loss)".

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 766,929 as of the period ended March 31, 2006. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect;

- transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The public hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised concerning the construction of the line.

As of March 31, 2006 and December 31, 2005, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for all the receivable (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION No. 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the seasonal price of energy at a price that was not enough to cover production costs, caused the stabilization fund to run out and be insufficient to finance the wholesale market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution No. 240/03 of the Energy Secretariat issued on August 14, 2003. Although this resolution was published in the *Official Gazette* on August 19, 2003, it has been applied since August 15, 2003.

This resolution does not include, in the setting of the price, the cost of water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated October 9, 2003, the Regulatory Authority suspended the application of Resolution No. 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION No. 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS Nos. 949/04 AND 956/04 - FONINVEMEM

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market (MEM) result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the stabilization fund ran out and became insufficient to finance the wholesale market. In order to prioritize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the market by means of Resolution No. 406/03 of the Energy Secretariat issued on September 08, 2003 and retroactively applied since September 1, 2003.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the seasonal fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the MEM, to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the MEM" (hereinafter referred to as 'FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

The FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the Company began to collect as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution No. 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution No. 240/04.

On October 14, 2005, Resolution No. 1193/05 of the Energy Secretariat was published in the *Official Gazette*. Pursuant to this resolution the pertinent authorities were instructed to ask all private agents that were creditors of the MEM and who had been accepted to participate in the setting up of the FONIVEMEM, to formally inform about their decision to manage the construction, operation and maintenance of the electricity generation plants, in accordance with the terms of the definitive agreement for the management and operation of the projects to readapt the MEM set forth in Resolution No. 1427/04 of the Energy Secretariat, for the generating companies that sign said agreement.

On October 17, 2005, the Company signed the "Definitive agreement for the management and operation of the projects to readapt the MEM under Resolution 1427/04 of the Energy Secretariat" which, among other matters, established the following:

1. the commitment of the generating companies that signed the agreement for the construction of two plants of the combined cycle type of at least 800 MW each, to contribute to the MEM the electricity generated during ten years counted as from the starting of the service of the plants to the MEM. Companies should enter into an electric power supply contract with CAMMESA;

2. the generators will conform two Generating Companies that will be responsible for managing the purchase of the equipment, the construction, the operation and the maintenance of each plant to be installed, whose assets will be transferred free of charge once the supply contract has terminated;

3. the repayment, once the plants are authorized to operate, of their credit balances in 120 equal and consecutive installments, represented by the LVFVD, convertible into US dollars, plus an annual profit equivalent to the one arising from the application of the annual LIBO rate plus 1%; and

4. the payment that will include, in addition to all fixed and variable expenses incurred in the regular operation and maintenance of the Plants, an only remuneration for management of the Generating Companies, in US$/MWh, whose value will be defined at the appropriate time. The Generating Companies will receive said remuneration for management of the pertinent Plant, after having met all payment obligations, either for the operating costs, maintenance and fuels, as the commitments for the financial debt to face the payment of the debt with the financial investors of the Plants, and the payments to the creditors with LVFDV (as mentioned in the preceding paragraph).

Through Resolution 1371/05, the Energy Secretariat approved the decision of Central Térmica Güemes to participate in the construction, operation and maintenance of the electricity generation plants, as established in the referred definitive agreement. On December 13, 2005, the generating companies "Termoeléctrica Manuel Belgrano S.A." and "Termoeléctrica José de San Martín S.A." that will be responsible for the projects, were incorporated.

Finally, the Energy Secretariat, through Resolution 1866/05, established the Temporary Charge for setting-up the FONINVEMENT of 3,60 $/MWh to be applied to the totality of electric energy actually consumed, with the purpose of complementing the capital contributions of the creditor Agents to the MEM.

Based on the above-described events and on the recent contracts for export of electricity and power mentioned in note 12, the Company considers that it has overcame the negative effects that the financial and energy crisis could have on its financial results.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

As for natural gas supply, the most relevant event was the load reduction in winter in 2004 owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m^3, take or pay, and a surplus of up to 500,000 m^3 at a price of US$1.6/per million BTU. Through Note No. 622/2004 dated June 30, 2004, the Energy Secretariat authorized CTG to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until October 31, 2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by the Company during 2004 amounted to 23,421,230 m^3.

In 2004, the Energy Secretariat, through CAMMESA, assigned the Company 3,081,702 m^3 of natural gas, of which 412,000 m^3 were received in June 2004, 339,702 m^3 in July 2004, 1,250,000 m^3 in August 2004 and 1,080,000 m^3 in December 2004

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004, which matured April 30, 2004, for a daily volume of 1,000 dam3.

As for natural gas transportation, the agreements signed with Transportadora de Gas del Norte S.A. and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

Following the changes implemented in Resolution 752/05, the Energy Secretariat modified, in line with its Resolution 1195/05, the calculation of the “Reference and Maximum Values recognized for fuel prices” and instructed CAMMESA to determine the Gas Referential Prices and to recognize the maximum accepted costs according to the new methodology, taking into account the Maximum Gas Prices in the Points of Entering into the Transportation System (PIST) reported by the Energy Secretariat to CAMMESA. These changes were applied as from September 2005.

On the other hand, through Resolution 1810/05, the Energy Secretariat instructed CAMMESA to make, to account and order of the Unified Fund, Standardized Irrevocable Offers to replace the gas requested through the mechanism established in Resolution 659/04 of the Energy Secretariat. Such resolution also explains that Generators being assigned "Gas provided by CAMMESA" in accordance with the form referred to above, will not be recognized any additional expense other than the cost of such gas. The same resolution authorizes Generating Agents qualified by CAMMESA to take Standardized Irrevocable Offers for supplying of Natural Gas.

With respect to natural gas, the contracts for natural gas supply were renewed with the producers of the North western region for the 05/01/05 – 04/30/06 period. The daily amount contracted is 1,000,000 m3. Prices agreed-upon are higher than the reference prices recognized by the Energy Secretariat and CAMMESA, in the context of its Resolution 1195/2005. Therefore, CAMMESA was requested to recognize the differences, which is still to be approved by the Energy Secretariat.

During 2005 gas purchase transactions were carried with Bolivia in the context of the Energy Secretariat authorization to function with imported gas at the maximum price of 1.4 u$s/per million BTU. The difference between the price authorized by the Energy Secretariat and the actually agreed with gas importers is offset in the Uruguay – UTE export contract. In year 2005 the imported gas volume coming from Bolivia was 11,461,664 m3.

In turn, the Energy Secretariat, through CAMMESA (Resolution 659/04) assigned to Central Térmica Güemes S.A. (the "Company") during the year, 112,665,160 m3 of natural gas. The volume assigned in 2004 was 3,081,702 m3.

The higher gas volume assigned results principally from the need of the North western region (NOA) to maintain a larger generation level in peak hours to avoid LAT 132 kV El Bracho – Cevil Pozo (600 A, 17 Km) oversupply and to support voltage in Northern Salta.

In the context of Energy Secretariat resolutions 752/05 and 925/05, the Company submitted to the Electronic Gas Market (MEG) a Standardized Irrevocable Offer (OIE) on December 1, 2005 for a 36-month term, having received no offers during the period elapsed.

The Under-Secretariat of Fuels authorized the Company to use Permanent Additional Injections (IAP) up to April 30, 2006 on a daily volume of 200,000 m3.

We would mention that gas resulting form the Standardized Irrevocable Offer and/or Permanent Additional Injection is exclusively earmarked to generate to the Wholesale Electric Market (MEM).

With reference to Natural Gas, the gas contract continued in 2005 with Transportadora de Gas del Norte (TGN) for 350,000 m3/day and the transportation contract was renewed with GASNOR for 250,000 m3/day to April 30, 2005.

Furthermore, as from May 19, 2005, the Company has 200,000 m3/day of transportation arising from a transportation capacity re-sale effective to May 13, 2006.

12. EXPORT OF ELECTRICITY

a) Uruguay

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 4, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criteria adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution No. 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

b) Brazil

On July 31, 2003 the Company entered into an agreement for the sale of generation to export power and electricity in the name and by order of CEMSA. The agreement went into effect on May 1, 2005 and will end on July 31, 2022. Pursuant to the agreement, the Company has agreed to provide 60 MW of power at a price that will range from US$1,200 to 1,300/MW-month, plus a fixed charge of US$ 2,000/MW-month. However, it has been agreed that the price of electricity will be adjusted in accordance with the evolution of the price of natural gas.

13. CHANGES IN PRESENTATION FORM AND VALUATION CRITERIA IN THE FINANCIAL STATEMENTS AS FROM JANUARY 1, 2006

The National Securities Commission ordered by means of its Resolutions 485/2005 and 487/2006 that the second parts of Technical Resolutions 6, 8, 9, 11, 14, 16, 17, 18, 21 and 22 and Interpretations 1, 2, 3 and 4 of the F.A.C.P.C.E. will be applied for complete periods or interim periods of fiscal years commenced as from January 1, 2006, including any changes up to April 1, 2005 (F.A.C.P.C.E. Resolution 312/2005) as adopted by the C.P.C.E.C.A.B.A. (Board Resolution 93/2005), with certain changes and clarifications.

These Resolutions introduce certain changes in the accounting principles among which we mention: (i) comparisons between the assets primary measurements and pertinent recoverable values using discounted values; and (ii) consideration of the difference between the accounting value of fixed assets adjusted for inflation (and other non-monetary assets) and their tax value, as a temporary difference, allowing to choose for the recognition of a liability for deferred tax or the disclosure of the effect in a note to the financial statements.

In relation to the second point, as of March 31, 2006, liability for deferred tax would have amounted to 29.6 million, approximately.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2006											2005
	Original values				Depreciation						Net	Net
	Balances at beginning of year	Increases	Decreases and/or reclassifications	Balance at end of year	Accumulated at beginning of year	Disposals	Of year Rate %	Of year Amount	Accumulated at beginning of year			
Land	1,754,085			1,754,085							1,754,085	1,754,085
Buildings	60,299,542			60,299,542	19,684,736		2.5	428,936	20,113,672		40,185,870	40,614,806
Turbines	97,289,830			97,289,830	49,271,749		(*)	750,784	50,022,533		47,267,297	48,018,081
Boilers	98,099,950			98,099,950	40,229,030		(*)	738,614	40,967,644		57,132,306	57,870,920
Transformers	13,874,144			13,874,144	7,186,323		(*)	108,112	7,294,435		6,579,709	6,687,821
Water treatment plant	2,575,554			2,575,554	1,178,807		(*)	21,112	1,199,919		1,375,635	1,396,747
Auxiliary equipment	831,733			831,733	430,902		(*)	6,482	437,384		394,349	400,831
Gas plant and gas pipeline	4,182,340			4,182,340	2,166,321		(*)	32,590	2,198,911		1,983,429	2,016,019
Tools	850,575			850,575	846,454		10.00	866	847,320		3,255	4,121
Vehicles	557,136	76,792		633,928	467,364		20.00	8,147	475,511		158,417	89,772
Furniture and fixtures	1,680,554	12,684		1,693,238	1,613,116		20.00	11,362	1,624,478		68,760	67,438
Facilities	845,655			845,655	831,396		20.00	2,235	833,631		12,024	14,259
Software	198,300			198,300	196,725		33.00	555	197,280		1,020	1,575
Maintenance expenses	16,25 2,516	1,888,055	1,350,530	19,491,101	14,883,408		16.67	190,078	15,073,486		4,417,615	1,369,108
Advances to suppliers	1,350,530	-	(1,350,530)									1,350,530
TOTAL 03/31/06	**300,642,444**	**1,977,531**	**-**	**302,619,975**	**138,986,331**	**-**		**2,299,873**	**141,286,204**		**161,333,771**	
TOTAL 12/31/05	**298,867,295**	**2,017,452**	**242,303**	**300,642,444**	**127,738,118**	**37,159**		**11,285,372**	**138,986,331**			**161,656,113**

(*)These assets are depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(in pesos)

INVESTMENTS

	Value recorded 03/31/06	Value recorded 12/31/05
CURRENT INVESTMENTS		
Common investment funds	7,353,196	1,008,858
Time deposits	4,581,157	
TOTAL CURRENT INVESTMENTS	**11,934,353**	**1,008,858**

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(in pesos)

ALLOWANCES AND RESERVES

Items	Balance at beginning of year	Increases	Decreases		Balance at end of year
	2006				
Deducted from assets					
Allowance for bad debts	4,175,126				4,175,126
Allowance for tax credits	80,000				80,000
Allowance for other doubtful accounts	3,653,335				3,653,335
Allowance for deferred tax assets	17,660,000		930,000	(2)	16,730,000
TOTAL 03/31/06	**25,568,461**	**-**	**930,000**		**24,638,461**
TOTAL 12/31/05	**28,853,461**	**80,000**	**3,365,000**		**25,568,461**
Included in liabilities					
Contingency and litigation reserve	938,604		171,675	(1)	766,929
TOTAL 03/31/06	**938,604**		**171,675**		**766,929**
TOTAL 12/31/05	**1,194,457**		**255,853**	(1)	**938,604**

(1) Use of the year.

(2) Charged to Income tax of the statement of operations.

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	03/31/06				12/31/05		
	Currency and amount		Rate of exchange $	Booked amount in local currency (in pesos)	Currency and amount		Booked amount in local currency (in pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	U$S	2,958,939	3.04	9,001,094	U$S	2,958,980	8,847,350
Total Current Assets				9,001,094			8,847,350
TOTAL ASSETS				9,001,094			8,847,350
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	U$S	1,072,000	3.08	3,303,904	U$S	1,072,000	3,248,160
Total Current Liabilities				3,303,904			3,248,160
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	U$S	31,380,670	3.08	96,715,224	U$S	30,349,369	91,958,589
Total Non-Current Liabilities				96,715,224			91,958,589
TOTAL LIABILITIES				100,019,128			95,206,749

(*) Present value (see note 6).

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
INFORMATION REQUIRED BY SECTION 64, ARGENTINE CORPORATION LAW, RELATED TO SUBSIDIARIES AND RELATED COMPANIES FOR THE THREE-MONT
PERIOD ENDED MARCH 31, 2006
(in pesos)

Items	2006				2005
	Cost of sale	Selling expenses	Administrative expenses	Total	Total
Fees			82,500	82,500	49,500
Salaries and wages	1,362,910	150,550	155,114	1,668,574	1,422,182
Social security charges	249,081	26,894	32,090	308,065	214,563
Fuel	16,478,058			16,478,058	11,929,891
Spare-parts and materials	290,571			290,571	186,719
Services contracted	428,240	113,980	365,647	907,867	698,287
Communications			98,938	98,938	59,720
Office expenses		18,740	61,334	80,074	94,392
Depreciation of property, plant and equipment	2,290,507		9,366	2,299,873	2,422,851
Insurance	224,865			224,865	221,156
Taxes and rates	1,903	1,182	138,838	141,923	123,698
Miscellaneous		19,198	266,847	286,045	114,888
TOTAL 2006	**21,326,135**	**330,544**	**1,210,674**	**22,867,353**	
TOTAL 2005	**16,418,729**	**289,869**	**829,249**		**17,537,847**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE THREE-MONT PERIOD ENDED MARCH 31, 2006
(in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations.

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods.

   See notes 9 and 10 to the financial statements, regarding regulations in the electric sector.

3. Classification of credit and debit balances.

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Receivables	Payables
1. In local currency (includes allowances/reserves).	19,138,053	15,520,628
2. In foreign currency (US dollars)		100,019,128
Total	**19,138,053**	**115,539,756**

   b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause		
2. With no adjustment clause	19,138,053	115,539,756
Total	**19,138,053**	**115,539,756**

   c) The classification according to the accrual or non accrual of interest is as follows:

	Receivables	Payables
1. Accruing interest (net of allowances)	3,653,335	96,715,224
2. Not accruing interest	15,484,718	18,824,532
Total	**19,138,053**	**115,539,756**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital stock and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A. - Parent):

Trade payables	1,493,983

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stock takings over the year.

   There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical revaluation reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19,550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value.

Insurance

13. Insured assets

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	298,500	158,417
Fixed asset and spare-parts and materials (except land and vehicles)			
	All risk.	448,500,000	166,555,134

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity.

    See note 7. There are no allowances for contingencies whose balance exceed 2% of shareholders' equity.

15. Unrecorded contingent situations as of the date of the financial statements.

    See note 7.

16. Irrevocable advances on account of future capital subscriptions.

    None.

17. Unpaid cumulative dividends of preferred shares.

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings.

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in caption I. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion on said documents, based on the examination performed with the scope specified in II.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of March 31, 2006.

b) Statement of operations for the three-month period ended March 31, 2006.

c) Statement of changes in shareholders' equity for the three-month period ended March 31, 2006.

d) Statement of cash flows for the three-month period ended March 31, 2006.

e) Notes 1 through 13 and supplemental schedules I through V for the three-month period ended March 31, 2006.

f) Informative summary required by the National Securities Commission for the three-month period ended March 31, 2006.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the three-month period ended March 31, 2006.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) of caption I be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods, and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in caption I, we have examined the work performed by the external auditor Deloitte & Co S.R.L., who issued his report dated May 10, 2006, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures to the financial information and making inquiries of persons responsible for accounting and financial matters. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. Provided that it is not the responsibility of Statutory Auditors to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

Our review on the financial statements as of December 31, 2004, issued on March 9, 2005, included a qualification for the uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows. As detailed in Note 2 – Recoverable Value – and in the last part of Note 10 to the financial statements, such uncertainty does not further exist as of March 31, 2006.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in caption II, we are able to report that the financial statements as of March 31, 2006, referred to in caption I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in caption III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the three-month period ended March 31, 2006 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in caption I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

V) ADDITIONAL INFORMATION REQUIRED BY GENERAL RESOLUTION 340/99 OF THE NATIONAL SECURITIES COMMISSION

In compliance with General Resolution 340/99 of the National Securities Commission, we inform that:

a) the accounting policies applied for preparing the financial statements mentioned in items a) and e) of caption I are in agreement with professional accounting regulations; and

b) the external auditors have developed the audit applying generally accepted accounting principles established by the Argentine Federation of Professional Councils in Economic Sciences. Such principles require the independence and criteria of the external auditor in performing the audit of the financial statements.

City of Buenos Aires, May 10, 2006.

RENE HARDY
On behalf of the Statutory Auditors´ Committee

Financial statements for
the six-month period ended
June 30, 2006

CENTRAL TERMICA GÜEMES S.A.
("the Company")

INFORMATIVE SUMMARY AS OF JUNE 30, 2006

1. A Brief on Company activities

Production and Sales

During the first six-month period of 2006, 791 GWh were produced, which means a level of production 8% lesser than the same period of the previous fiscal year (859 GWh), whereas the volume sold to the market throughout the same period amounted to 744 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first six months of 2006 amounted to 81.56 \$/MWh (\$ 60,683.863/744 GWh) which turned out higher than the average price for the same period of the previous year 54.43 \$/MWh (\$ 43,871.962/806 GWh) by 50%.

Sales

Gross sales (net of compensations with the system) for the first six months of 2006 increased 38% to \$ 60,683,863, as compared to the (\$ 43,871,962) for the same period of the previous year. The \$16.8 million absolute variation in gross sales is due mainly to the lesser production (\$-5.1 million) and to the higher price (\$ 21.9 million).

Results

The operating result (profit plus other income and expenses, net) for the first six months ended June 30, 2006 showed a profit amounting to \$ 10,825,566 which is \$ 6,420,806 greater than the \$ 4,404,760 profit for the same period of the previous year.

The net result for the first six months of 2006 showed a profit of \$ 4,962,851, which is higher in \$ 2,5 million for the same period of the previous year.

It is important to clarify that the net profit of \$ 4,962,851 as of June 30, 2006 includes a loss of \$ \$ 4,942,190 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

Equity

The solvency level, considered as Total Net Equity on Total Liabilities at the end of the first six months of 2006 is 0.87, showing 0.15 decrease with respect to the solvency level of the previous year, that is 1.02.

2. Equity and Results Structure

2.1 Equity Structure

	....2006....	....2005....	....2004....	....2003....	....2002....
Current Assets	52,302,289	31,637,555	25,191,346	25,928,156	29,532,795
Non-Current Assets	166,535,738	172,242,840	180,355,649	189,657,703	190,768,564
Total	**218,838,027**	**203,880,395**	**205,546,995**	**215,585,859**	**220,301,359**
Current Liabilities	18,677,560	14,418,580	16,966,738	6,632,587	6,652,690
Non-Current Liabilities	98,466,629	86,417,959	78,662,865	154,099,302	183,982,883
Subtotal	**117,144,189**	**100,836,539**	**95,629,603**	**160,731,889**	**190,635,573**
Shareholders' Equity	101,693,838	103,043,856	109,917,392	54,853,970	29,665,786
Total	**218,838,027**	**203,880,395**	**205,546,995**	**215,585,859**	**220,301,359**

2.2 Results Structure

Operating results (*)	10,825,566	4,404,760	(2,033,527)	(2,063,019)	1,924,903
Financial results	(5,862,715)	(1,970,437)	(8,559,058)	27,251,203	(99,552,813)
Net result	**4,962,851**	**2,434,323**	**(10,592,585)**	**25,188,184**	**(97,627,910)**
(Loss) final profit	**4,962,851**	**2,434,323**	**(10,592,585)**	**25,188,184**	**(97,627,910)**

(*) Operating results: profits/operating loss plus other income and expenses, net

3. Statistical data (in physical units)

	....2006.... GWh	....2005.... GWh	....2004.... GWh	....2003.... GWh	....2002.... GWh
Gross generation	791	859	614	478	757
Net generation	744	806	582	447	705

4. Ratios

	...2006...	....2005....	....2004....	....2003....	....2002....
Liquidity (1)	2.80	2.19	1.48	3.91	4.44
Solvency (2)	0.87	1.02	1.15	0.34	0.16
Tied-up capital (3)	0.76	0.84	0.88	0.88	0.87

(1) Current asset/Current liabilities.
(2) Net Equity/Total liabilities.
(3) Non-current assets/Total assets.

5. Prospects (not included in the auditor´s report)

Although during year 2005 the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electric Market and which is necessary for the Electricity Generation Sector to recover its profitability has not been implemented yet, the effect of the value adjustment of our energy product can already be noticed.

The referred adjustment will not occur in 2006 either. This being so because a Government plan aimed at increasing generation supply to 1,600 MW has begun in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain.

The difficulties in the supply of natural gas experienced in 2005 do not seem to decrease during the rest of 2006 but may get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the North western region (NOA) and gets its supply from Argentina´s and Bolivia´s gas fields (still awaiting the SEC authorization). We are therefore using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

To the renewed contracts with Uruguay for 150 MW power and associated energy, it should be added the contract with CEMSA to export to Brazil the 60 MW that begun operating during fiscal year 2005. Consequently, the capacity contracted for supporting the export of associated energy will remain in 240 MW with respect to the 245 MW of our total contracting capacity.

As in 2005, in 2006 revenues have continued to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, during winter periods and prior to the application of the above-mentioned resolutions, the Company had better revenues allowing to recover cash to comply with financial commitments and maintain equipment. Unfortunately, in 2006 we continue without receiving these revenues.

From the financial standpoint, we hope this situation will continue throughout 2005 and be able to comply with our financial commitments satisfactorily, even though during year 2006 we have to meet the expenses and revenues decrease associated to the higher maintenance of the 60 MW GUE12 generating unit.

Deloitte.

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma de
Buenos Aires, Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com/ar

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of Central Térmica Güemes S.A. as of June 30, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the six-month period then ended, including notes 1 through 12 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. Such procedures establish a scope that is substantially lesser than the application of all the audit procedures necessary to issue a professional opinion on the financial statements taken as a whole. A review of interim financial information consists principally of applying analytical procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. Consequently, we do not express an opinion on the financial position of the Company as of June 30, 2006, the results of its operations, changes in shareholders' equity and cash flows for the six-month period then ended.

3. Prior clarifications

Our audit report on the financial statements as of June 30, 2005, issued on August 8, 2005 included a qualification for the uncertainty on the effects that the measurements to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows. As detailed in Note 2 – Recoverable value – and in the last part of Note 10 to the financial statements, the uncertainty referred to above does not exist as of June 30, 2006.

4. Opinion

Based on the work performed as mentioned in chapter 2, in our opinion the financial statements as of June 30, 2006 referred to in chapter 1, take into account all the events and circumstances of which we have become aware and we have no observations to make-

5. Special information required by current legal regulations

(for the period ended June 30, 2006)

a) The amounts of the financial statements referred to in section 1 of this report agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our examination, which scope in mentioned in chapter 2, we have reviewed the Informative Summary required by General Resolution 368/01 of the National Securities Commission and the Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations, both for the six-month period ended June 30, 2006 and prepared by the Company´s Board of Directors about which we have no observations to make within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of June 30, 2006, amount to $ 247,476.18, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

City of Buenos Aires, August 10, 2006

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99.
Registration data and date in the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta of the change of jurisdiction and corporate domicile:	Folio 9/10, Entry 2425 of the Corporations Book 10 on July 8, 1999.
Filing date of the Company's by-laws with the Companies' Inspection Bureau:	September 18, 1992.
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004.
Duration of the Company:	to February 28, 2092.
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%
Parent Company's main activity:	Investment in the share capital of Central Térmica Güemes S.A. and wholesale purchase and sale of electricity produced and to be consumed by third parties.

FISCAL YEAR No. 15
COMMENCED JANUARY 1, 2006

FINANCIAL STATEMENTS AS OF JUNE 30, 2006

(six-month period)
(stated in pesos)

CAPITAL STOCK

(note 4)

	Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(in pesos)

	......06/30/06......	......12/31/05......
ASSETS		
CURRENT ASSETS		
Cash and banks	9,055,567	21,927,986
Investments (schedule II)	24,337,621	1,008,858
Accounts receivable (note 3.1)	10,572,348	13,581,353
Other receivables (note 3.2)	7,180,091	4,156,809
Spare-parts and materials	1,156,662	1,030,343
Total Current Assets	**52,302,289**	**41,705,349**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)	456,010	635,757
Spare-parts and materials	4,249,118	4,450,455
Investments (note 3.3)	2	2
Property, plant and equipment (schedule I)	161,830,608	161,656,113
Deferred tax (note 5)		
Total Non-Current Assets	**166,535,738**	**166,742,327**
TOTAL ASSETS	**218,838,027**	**208,447,676**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	14,159,224	13,180,173
Loans (note 6)	3,316,969	3,256,121
Payroll and social security charges	1,084,871	868,204
Taxes	109,994	1,060,130
Other liabilities	6,502	14,427
Total Accounts payable and Current Liabilities	**18,677,560**	**18,379,055**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	96,840,747	91,958,589
Taxes	765,321	440,441
Total accounts payable	**97,606,068**	**92,399,030**
Reserves (schedule III)	860,561	938,604
Total Non-Current Liabilities	**98,466,629**	**93,337,634**
Total Liabilities	**117,144,189**	**111,716,689**
SHAREHOLDERS' EQUITY		
(as per respective statement)	**101,693,838**	**96,730,987**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**218,838,027**	**208,447,676**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(in pesos)

	.....2006.....	.....2005.....
Net sales (note 3.5)	59,631,773	42,753,426
Cost of sales (schedule V)	(45,611,227)	(35,984,764)
Gross Profit	**14,020,546**	**6,768,662**
Selling expenses (schedule V)	(749,145)	(621,595)
Administrative expenses (schedule V)	(2,506,312)	(1,785,274)
Operating Profit	**10,765,089**	**4,361,793**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	664,222	159,657
Generated by liabilities		
Interest and exchange rate difference	(1,559,717)	(2,039,363)
Accrual of the net present value of corporate notes (note 6)	(4,942,190)	(48,026)
Bank charges and expenses	(25,030)	(42,705)
Other income and expense, net	60,477	42,967
Profit before taxes	**4,962,851**	**2,434,323**
Income tax (note 5)		
PROFIT FOR THE PERIOD	**4,962,851**	**2,434,323**
Common profit per share	**0.08**	**0,04**
Total profit per share	**0.08**	**0.04**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(in pesos)

	..Shareholders' contributions... Capital stock	Adjustment to capital	Legal reserve	Accumulated deficit	Total
Balances as of December 31, 2004	62,906,000	86,016,073	1,391,572	(49,704,112)	100,609,533
Profit for the period				2,434,323	2,434,323
Balances as of June 30, 2005	62,906,000	86,016,073	1,391,572	(47,269,789)	103,043,856

	..Shareholders' contributions... Capital stock	Adjustment to capital	Legal reserve	Accumulated deficit	Total
Balances as of December 31, 2005	62,906,000	86,016,073	1,391,572	(53,582,658)	96,730,987
Profit for the period				4,962,851	4,962,851
Balances as of June 30, 2006	62,906,000	86,016,073	1,391,572	(48,619,807)	101,693,838

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2006 AND 2005
(in pesos)

	2006	2005
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Profit for the period	4,962,851	2,434,323
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	5,000,511	5,561,311
Amortization of disposals of property, plant and equipment		(37,159)
Reserves increase	93,632	
Accrual of interest, net present value and exchange rate differences unpaid (collected)	3,288,913	1,260,727
Subtotal	**13,345,907**	**9,219,202**
Net changes in operating assets and liabilities		
Decrease (increase) in accounts receivable	3,188,752	(6,661,741)
Increase in other receivables	(3,023,282)	(935,821)
(Decrease) increase in spare-parts and materials	75,018	(693,965)
Increase in trade payables	979,051	7,151,433
Decrease in payroll, social security charges and taxes	(408,589)	(220,938)
(Decrease) increase in other liabilities	(7,925)	7,581
Use of reserves	(171,675)	(165,643)
Net cash flows provided by (used in) operating activities	**13,977,257**	**7,700,108**
INVESTING ACTIVITIES		
Sale of property, plant and equipment		40,231
Acquisition of property, plant and equipment	(5,175,006)	(1,965,429)
Net cash flows used in investing activities	**(5,175,006)**	**(1,925,198)**
FINANCING ACTIVITIES		
Net decrease in loans	1,654,093	(1,549,040)
Net cash flows (used in) provided by financing activities	**1,654,093**	**(1,549,040)**
INCREASE IN CASH	**10,456,344**	**4,225,870**
CASH AT BEGINNING OF YEAR	**22,936,844**	**5,948,877**
CASH AT END OF PERIOD	**33,393,188**	**10,174,747**

(1) Cash and banks and investments

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

1. COMPANY OPERATIONS

Central Térmica Güemes S.A. owns a thermal electricity generation plant located in the city of Güemes, Province of Salta.

The plant has three gas turbines with an installed capacity of 261 MW which are natural-gas-fired plants.

The Company sells electricity to the Argentine interconnected system through the spot market and term contracts. It has also entered into long-term export agreements to Uruguay and Brazil.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission (CNV), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the amendments introduced by the CNV.

Consideration of the effects of inflation - The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of both Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the CNV.

The main accounting criteria applied to prepare the financial statements are as follows:

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each year or period. Non-current long term credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the Domestic Wholesale Price Index.

Foreign currency denominated assets and liabilities – They have been valued at the rates of exchange in effect as of the end of each year or period, plus interest accrued, if any (See Refinancing of liabilities – corporate notes).

Investments – Time deposits have been valued including interest accrued at each year or period-end. Common investment funds have been valued at quotation value.

Spare-parts and materials – They have been valued at their estimated replacement cost at each year or period-end.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the second part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied. The value of property, plant and equipment, taken as a whole, does not exceed the economic use value.

Allowances – deducted from assets – They have been recorded to reduce the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain at each year or period-end.

Allowances – deducted from liabilities – They have been recorded to cover eventual contingent labor situations and other risks that could originate commitments to the Company. The opinion of the Company's legal advisors has been taken into account on the estimate of amounts and probabilities of concretion.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes, or when there exist tax losses and unused tax credit that may be applied to offset future taxable income computed considering the current 35% tax rate. In accordance with professional accounting standards effective during previous periods, the Company considered the difference between the accounting value of property, plant and equipment and the tax value for income tax arising from the restatement to constant currency units from January 2002 and February 2003, as a permanent different for the purpose of calculating the deferred tax. The Company decided to apply the terms of General Resolution 487/06 of the National Securities Commission by which it did not record as a temporary difference the effects of such restatement and continued with the criterion used to date. Consequently, in accordance with the referred general resolution, we report that: as of June 30, 2006, the value of liabilities for non-recorded deferred tax (that is, the difference between the adjusted accounting value and its tax value) is 37 million, approximately; (ii) the estimate term for reversion is 15 to 17 years, approximately; (iii) assets and liabilities for deferred tax are measured at nominal value; and (iv) should the initial recognition of the issue mentioned before in (i) had been taken as a liability for deferred tax, an estimated 2.2 million benefit would have been computed charged to the income tax of each year.

Refinancing of liabilities – Corporate notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in note 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates that ranged from 12% to 10% as from December 31, 2002 through June 30, 2006.

Losses per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings (losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of June 30, 2005 and December 31, 2005 have been reclassified and/or adjusted in order to conform them to the June 30, 2006 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the second part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the second part of this note.

Operation accounts – Operation accounts have been maintained at their nominal values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – The Company's Board of Directors has analyzed the recoverable value of property, plant and equipment, which have basically consisted in projecting scenarios of sales volumes, sales prices and costs. The results of these analysis indicated that projected cash flows offset future depreciation of property, plant and equipment up to the extinction of their useful life.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivables

	..06/30/06..	..12/31/05..
Current		
CAMMESA	743,108	6,878,571
Debtors of the term market	9,569,244	6,442,786
Receivables in litigation	4,435,122	4,435,122
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	10,572,348	13,581,353

Non Current

Non-current accounts receivable as of June 30, 2006, include balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10) and balances due over more than a year.

The breakdown of the balances as of June 30, 2006, according to their collection or use period, is as follows:

a) To become due:	
within 6 months	9,139,600
b) Due:	
more than a year	456,010
d) With no specific due date	5,607,874
Allowance for bad debts	(4,175,126)
Total	11,028,358

Accounts receivable neither accrue interest nor they are subject to adjustment clauses, except for certain accounts receivable arising from CAMMESA that accrue an annual interest of 4% approximately.

3.2 **Other receivables**

	..06/30/06..	..12/31/05..
Current:		
Advances to suppliers	467,607	1,130,561
Tax credits (net of allowance for tax credits for 80,000 - schedule III)	6,015,159	2,140,979
Prepaid expenses	384,308	623,603
Miscellaneous	313,017	261,666
	7,180,091	**4,156,809**

	..06/30/06..	..12/31/05..
Non-current:		
L.A.T. 132 Kv (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,653,335)
	-	-

These receivables do no accrue interest, except for certain advances to suppliers.

The breakdown of the balances as of June 30, 2006 according to their collection or use period, is as follows:

a) To become due:	
within 3 months	467,607
between 3 and 6 months	6,399,467
b) With no specified due date	3,966,352
Allowance for doubtful accounts	(3,653,335)
Total	**7,180,091**

3.3 **Non-current investments**

This is the subscription of a share of Termoeléctrica Manuel Belgrano S.A. and a share of Termoeléctrica José de San Martín S.A., both having nominal value 1 and one vote, which have been valued at cost.

3.4 **Debt**

The breakdown of the balances as of June 30, 2006 according to maturity is as follows:

To become due:	
within 3 months (1)	15,362,866
between 3 and 6 months	3,308,192
more than 1 year (2)	97,606,068
With no specified due date	6,502
	(3) **116,283,628**

(1) Includes a balance with Powerco S.A. (Parent Company) for 2,291,782.

(2) Includes a debt at discounted value for the issuance of corporate notes for 96,840,747 (nominal value 165,409,600) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (see note 6). Also, there is a liability for tax charges that accrue interest at an annual rate of 6%.

(3) Except for the debt indicated in (2), the remaining debts do not accrue interest.

3.5 Net Sales

	..06/30/06..	..06/30/05..
Sales of electricity	60,683,863	43,871,962
Discounts for services received	(895,901)	(1,028,536)
Municipal contribution	(156,189)	(90,000)
	59,631,773	42,753,426

3.6 Segment information

The Company's business is concentrated in the energy sector, both through transactions in the domestic market and term contracts in the foreign market. In relation thereto, the Company has identified the following primary geographic segments:

	Domestic market (in thousands of pesos)	**Foreign market -Term Contracts-** (in thousands of pesos)	**Total** (in thousands of pesos)
		..06/30/06..	
a) Total net sales	7,142	52,490	59,632
b) Result	594	4,369	4,963
c) Assigned assets as of June 30, 2006	26,889	191,949	218,838
d) Assigned liabilities as of June 30, 2006	14,788	102,356	117,144
e) Additions to property, plant and equipment	616	4,531	5,147
f) Depreciation of property, plant and equipment throughout the year	599	4,402	5,001
		..06/30/05..	
c) Total net sales	16,316	26,437	42,753
d) Result	929	1,505	2,434
c) Assigned assets as of June 30, 2005	82,570	121,310	203,880
d) Assigned liabilities as of June 30, 2005	39,119	61,717	100,836
e) Additions to property, plant and equipment	750	1,215	1,965
f) Depreciation of property, plant and equipment throughout the year	2,122	3,439	5,561

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of June 30, 2006 and December 31, 2005 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes, or when there exist tax losses that may be applied to offset future taxable income.

As of June 30, 2006, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 14,792,300. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain. Furthermore, as of June 30, 2006 and December 31, 2005 no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of June 30, 2006 and December 31, 2005 is as follows:

Detail	**06/30/06**	**12/31/05**
Tax losses	35,239,500	38,120,000
Non-deductible allowances	1,590,100	1,610,000
Temporary liability differences	(22,037,300)	(22,070,000)
Net assets	14,792,300	17,660,000
Allowance for deferred tax assets (schedule III)	(14,792,300)	(17,660,000)
Balance	-	-

The net movement of the deferred tax asset during this period amounts to 930,000 (loss) and it has been fully provisioned (schedule III).

As to the tax on minimum presumed income, in March 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by Resolution No. 1371/01 dated December 27, 2001, recognized the improper of the tax.

On May 9, 2005, the AFIP -through Administrative Resolution No. 53/05- resolved to nullify the aforementioned Resolution No. 1371/01 ("Resolution to Revoke the Exemption"), which recognized the tax exemption duly requested by the Company.

On May 13, 2005, the Company legal advisors filed a complaint with the AFIP questioning formal and substantial aspects of the Resolution to Revoke the Exemption.

On June 9, 2005, the Federal Court of Original Jurisdiction No. 1, considering the Company's petition, ordered the suspension of the effects of Administrative Resolution No. 53/05, ("Precautionary Measure on Prohibition to Innovate"), thus preventing the AFIP tax authorities from carrying out any judicial or extrajudicial action, whether of an administrative or fiscal nature, directly or indirectly related to the implementation and/or compliance with the aforementioned Resolution to Revoke the Exemption, until the AFIP issues a decision on the complaint filed by the Company. The Precautionary Measure on Prohibition to Innovate is now final as, when appealed by the AFIP, it was confirmed by the Federal Court of Appeals of Salta on November 9, 2005.

On December 19, 2005, the AFIP notified the Company that it was conceded the hearing of the complaint on Revoking the Exemption Resolution. On December 28, 2005, the AFIP determined that the term of the hearing had matured on February 2, 2006. The Company filed the Recourse of Appeal authorized by section 74 of Decree 1397/79, ruling Law 11,683, ordered in 1998. Subsequently, on May 10, 2006 another presentation including additional information to the Recourse of Appeal was filed with the AFIP. Furthermore, and as the AFIP has not yet issued a decision regarding the terms of the Precautionary Measure of Prohibition to Innovate, the Company is under the protection of said precautionary measure.

Both, the Company and its legal advisors consider that there exist solid arguments to defend the Company's original stance concerning the improper of the tax on minimum presumed income and therefore, no reserve for this tax has been recorded as of June 30, 2006.

6. LOANS

	..06/30/06..	..12/31/05..
Current:		
Current account overdrafts	8,777	7,961
Interest on corporate notes (schedule IV)	3,308,192	3,248,160
	3,316,969	**3,256,121**
Non-current:		
Corporate notes (schedule IV)	**96,840,747**	**91,958,589**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding corporate notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of corporate notes to a corporate note holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of June 30, 2006 amounted to US$ 32,452,670 and at present values as of December 31, 2005 amounted to US$ 31,421,369 (see note 2 "Refinancing of liabilities – Corporate notes").

	US$	**Rate of exchange**	**Pesos**
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	29,503,758	2.98	87,921,199
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of June 30, 2005	30,439,178	2.89	87,969,225
Evolution of the present value			**(*)(48,026)**

(*) Included in the statement of operations under "Accrual of the net present value of corporate notes – (Loss)".

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2005	31,421,369	3.03	95,206,749
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of June 30, 2006	32,452,670	3.09	100,148,939
Evolution of the present value			(*)(4,942,190)

(*) Included in the statement of operations as of June 30, 2006 under "Accrual of the net present value of corporate notes – (Loss)".

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 860.561 as of the period ended June 30, 2006. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the Company´s financial and cash position.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the North western region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby the Company would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other matters, to:

- finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect;
- transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.
- Edesa S.A. agreed to buy the totality of the electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement. On July 5, 2002, the suspension of the effects of the Agreement was convened as from August 1, 2002, although such suspension was postponed since then on and it remains effective.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of the Company to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The public hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised concerning the construction of the line.

As of June 30, 2006 and December 31, 2005, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for all the receivable (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION No. 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the seasonal price of energy at a price that was not enough to cover production costs, caused the stabilization fund to run out and be insufficient to finance the wholesale market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution No. 240/03 of the Energy Secretariat issued on August 14, 2003. Although this resolution was published in the *Official Gazette* on August 19, 2003, it has been applied since August 15, 2003.

This resolution does not include, in the setting of the price, the cost of water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated October 9, 2003, the Regulatory Authority suspended the application of Resolution No. 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION No. 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS Nos. 949/04 AND 956/04 - FONINVEMEM

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market (MEM) result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, which included generation and transportation costs, as established in section 36 of Law No. 24,065, the stabilization fund ran out and became insufficient to finance the wholesale market. In order to prioritize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the market by means of Resolution No. 406/03 of the Energy Secretariat issued on September 08, 2003 and retroactively applied since September 1, 2003.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the seasonal fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the MEM, to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the MEM" (hereinafter referred to as "FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

The FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the Company began to collect as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution No. 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution No. 240/04.

On October 14, 2005, Resolution No. 1193/05 of the Energy Secretariat was published in the *Official Gazette*. Pursuant to this resolution the pertinent authorities were instructed to ask all private agents that were creditors of the MEM and who had been accepted to participate in the setting up of the FONIVEMEM, to formally inform about their decision to manage the construction, operation and maintenance of the electricity generation plants, in accordance with the terms of the definitive agreement for the management and operation of the projects to readapt the MEM set forth in Resolution No. 1427/04 of the Energy Secretariat, for the generating companies that sign said agreement.

On October 17, 2005, the Company signed the "Definitive agreement for the management and operation of the projects to readapt the MEM under Resolution 1427/04 of the Energy Secretariat" which, among other matters, established the following:

1. the commitment of the generating companies that signed the agreement for the construction of two plants of the combined cycle type of at least 800 MW each, to contribute to the MEM the electricity generated during ten years counted as from the starting of the service of the plants to the MEM. Companies should enter into an electric power supply contract with CAMMESA;

2. the generators will conform two Generating Companies that will be responsible for managing the purchase of the equipment, the construction, the operation and the maintenance of each plant to be installed, whose assets will be transferred free of charge once the supply contract has terminated;

3. the repayment, once the plants are authorized to operate, of their credit balances in 120 equal and consecutive installments, represented by the LVFVD, convertible into US dollars, plus an annual profit equivalent to the one arising from the application of the annual LIBO rate plus 1%; and

4. the payment that will include, in addition to all fixed and variable expenses incurred in the regular operation and maintenance of the Plants, an only remuneration for management of the Generating Companies, in US$/MWh, whose value will be defined at the appropriate time. The Generating Companies will receive said remuneration for management of the pertinent Plant, after having met all payment obligations, either for the operating costs, maintenance and fuels, as the commitments for the financial debt to face the payment of the debt with the financial investors of the Plants, and the payments to the creditors with LVFDV (as mentioned in the preceding paragraph).

Through Resolution 1371/05, the Energy Secretariat approved the decision of the Company to participate in the construction, operation and maintenance of the electricity generation plants, as established in the referred definitive agreement. On December 13, 2005, the generating companies "Termoeléctrica Manuel Belgrano S.A." and "Termoeléctrica José de San Martín S.A." that will be responsible for the projects, were incorporated.

Finally, the Energy Secretariat, through Resolution 1866/05, established the Temporary Charge for setting-up the FONINVEMENT of 3,60 $/MWh to be applied to the totality of electric energy actually consumed, with the purpose of complementing the capital contributions of the creditor Agents to the MEM.

Based on the above-described events and on the recent contracts for export of electricity and power mentioned in note 12, the Company considers that it has overcome the negative effects that the financial and energy crisis could have on its financial results.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

As for natural gas supply, the most relevant event was the load reduction in winter in 2004 owing to lower supply from producers. Due to these restrictions, an agreement was signed with Petrobras for the supply of gas from Bolivia, for 250,000 m^3, take or pay, and a surplus of up to 500,000 m^3 at a price of US$1.6/per million BTU. Through Note No. 622/2004 dated June 30, 2004, the Energy Secretariat authorized the Company to operate with imported natural gas at a maximum price of US$1.4/per million BTU, until October 31, 2004. Petrobras agreed to adjust the price of gas to the maximum price authorized by the Energy Secretariat. The natural gas purchase operation began on July 6, 2004. The total volume of gas from Bolivia consumed by the Company during 2004 amounted to 23,421,230 m^3.

In 2004, the Energy Secretariat, through CAMMESA, assigned the Company 3,081,702 m^3 of natural gas, of which 412,000 m^3 were received in June 2004, 339,702 m^3 in July 2004, 1,250,000 m^3 in August 2004 and 1,080,000 m^3 in December 2004.

With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2004, which matured April 30, 2005, for a daily volume of 1,000 dam3.

As for natural gas transportation, the agreements signed with Transportadora de Gas del Norte S.A. and the distributor for a daily volume of 350 dam3 and 250 dam3, respectively, are still in effect.

Following the changes implemented in Resolution 752/05, the Energy Secretariat modified, in line with its Resolution 1195/05, the calculation of the "Reference and Maximum Values recognized for fuel prices" and instructed CAMMESA to determine the Gas Referential Prices and to recognize the maximum accepted costs according to the new methodology, taking into account the Maximum Gas Prices in the Points of Entering into the Transportation System (PIST) reported by the Energy Secretariat to CAMMESA. These changes were applied as from September 2005.

On the other hand, through Resolution 1810/05, the Energy Secretariat instructed CAMMESA to make, to account and order of the Unified Fund, Standardized Irrevocable Offers to replace the gas requested through the mechanism established in Resolution 659/04 of the Energy Secretariat. Such resolution also explains that Generators being assigned "Gas provided by CAMMESA" in accordance with the form referred to above, will not be recognized any additional expense other than the cost of such gas. The same resolution authorizes Generating Agents qualified by CAMMESA to take Standardized Irrevocable Offers for supplying of Natural Gas.

With respect to natural gas, the contracts for natural gas supply were renewed with the producers of the North western region for the 05/01/05 – 04/30/06 period. The daily amount contracted is 1,000,000 m3. Prices agreed-upon are higher than the reference prices recognized by the Energy Secretariat and CAMMESA, in the context of its Resolution 1195/2005. Therefore, CAMMESA was requested to recognize the differences, which is still to be approved by the Energy Secretariat.

During 2005 gas purchase transactions were carried with Bolivia in the context of the Energy Secretariat authorization to function with imported gas at the maximum price of 1.4 u$s/per million BTU. The difference between the price authorized by the Energy Secretariat and the actually agreed with gas importers is offset in the Uruguay – UTE export contract. In year 2005 the imported gas volume coming from Bolivia was 11,461,664 m3.

In turn, the Energy Secretariat, through CAMMESA (Resolution 659/04) assigned to Central Térmica Güemes S.A. (the "Company") during the year, 112,665,160 m3 of natural gas. The volume assigned in 2004 was 3,081,702 m3.

The higher gas volume assigned results principally from the need of the North western region (NOA) to maintain a larger generation level in peak hours to avoid LAT 132 kV El Bracho – Cevil Pozo (600 A, 17 Km) oversupply and to support voltage in Northern Salta.

In the context of Energy Secretariat resolutions 752/05 and 925/05, the Company submitted to the Electronic Gas Market (MEG) a Standardized Irrevocable Offer (OIE) on December 1, 2005 for a 36-month term, having received no offers during the period elapsed.

The Under-Secretariat of Fuels authorized the Company to use Permanent Additional Injections (IAP) up to April 30, 2006 on a daily volume of 200,000 m3.

We would mention that gas resulting form the Standardized Irrevocable Offer and/or Permanent Additional Injection is exclusively earmarked to generate to the Wholesale Electric Market (MEM).

With reference to Natural Gas, the gas contract continued in 2005 with Transportadora de Gas del Norte (TGN) for 350,000 m3/day and the transportation contract was renewed with GASNOR for 250,000 m3/day to April 30, 2005.

Furthermore, as from May 19, 2005, the Company has 200,000 m3/day of transportation arising from a transportation capacity re-sale effective to May 13, 2006.

12. EXPORT OF ELECTRICITY

a) Uruguay

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 4, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criteria adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution No. 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

On June 30, 2006 during the Board of Directors Meeting, it was reported that the Company has renegotiated as from the end of June 2006, effective on May 6, 2006, the existing agreement with CEMSA.

Principal terms and conditions renegotiated are as follows:

- The supply will cover 50% of the total of 150 MW with Argentine gas at values that CAMMESA has to approve.

- The remaining 50% of the contract will be supplied with a mix of Argentine and/or Bolivian gas, having request priority with respect of the Argentine gas volume with CAMMESA price.

- The fixed price of this gas mix is 2.70 u$s/per million BTU; as Brazil has priority on the Argentine gas in case of a Brazilian request, the proportion that cannot be supplied to UTE will be covered with Bolivian gas at import price.

- The gas mix price will remain fixed for a year, May 1, 2006 through April 30, 2007. A month prior to the end of this term, the gas mix will be renegotiated.

- The additional fee that the Company will pay to CEMSA, from the approval of this proposal, will be 0.2% for the months during which the request of the Contract is equal or higher to 50% with a minimum of U$S 15,000 per month, whenever it occurs the assumption of the referred request.

b) Brazil

On July 31, 2003 the Company entered into an agreement for the sale of generation to export power and electricity in the name and by order of CEMSA. The agreement went into effect on May 1, 2005 and will end on July 31, 2022. Pursuant to the agreement, the Company has agreed to provide 60 MW of power at a price that will range from US$1,200 to 1,300/MW-month, plus a fixed charge of US$ 2,000/MW-month. However, it has been agreed that the price of electricity will be adjusted in accordance with the evolution of the price of natural gas.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2006										2005
	Original values				Depreciation					Net	Net
	Balances at beginning of year	Increases	Decreases and/or reclassifications	Balance at end of period	Accumulated at beginning of year	Disposals	Of year Rate %	Of year Amount	Accumulated at end of period		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,299,542			60,299,542	19,684,736		2,5	946,507	20,631,243	39,668,299	40,614,806
Turbines	97,289,830			97,289,830	49,271,749		(*)	1,573,404	50,845,153	46,444,677	48,018,081
Boilers	98,099,950			98,099,950	40,229,030		(*)	1,568,903	41,797,933	56,302,017	57,870,920
Transformers	13,874,144			13,874,144	7,186,323		(*)	226,914	7,413,237	6,460,907	6,687,821
Water treatment plant	2,575,554			2,575,554	1,178,807		(*)	44,482	1,223,289	1,352,265	1,396,747
Auxiliary equipment	831,733			831,733	430,902		(*)	13,604	444,506	387,227	400,831
Gas plant and gas pipeline	4,182,340			4,182,340	2,166,321		(*)	68,403	2,234,724	1,947,616	2,016,019
Tools	850,575			850,575	846,454		10.00	1,733	848,187	2,388	4,121
Vehicles	557,136	76,796	27,686	606,246	467,364	27,686	20.00	18,989	458,667	147,579	89,772
Furniture and fixtures	1,680,554	43,881		1,724,435	1,613,116		20.00	24,996	1,638,112	86,323	67,438
Facilities	845,655	3,936		849,591	831,396		20.00	4,745	836,141	13,450	14,259
Software	198,300	3,311		201,611	196,725		33.00	1,110	197,835	3,776	1,575
Maintenance expenses	16,252,516	6,397,612		22,650,128	14,883,408		16.67	506,721	15,390,129	7,259,999	1,369,108
Advances to suppliers	1,350,530		1,350,530	-					-	-	1,350,530
TOTAL 06/30/06	300,642,444	6,525,536	1,378,216	305,789,764	138,986,331	27,686		5,000,511	143,959,156	161,830,608	
TOTAL 12/31/05	298,867,295	2,017,452	242,303	300,642,444	127,738,118	37,159		11,285,372	138,986,331		161,656,113

(*)These assets are depreciated by applying the unit of production method

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE, 2006 AND DECEMBER 31, 2005
(in pesos)

INVESTMENTS

	Value recorded 06/30/06	Value recorded 12/31/05
CURRENT INVESTMENTS		
Common investment funds	7,446,345	1,008,858
Time deposits	16,891,276	
TOTAL CURRENT INVESTMENTS	**24,337,621**	**1,008,858**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(in pesos)

ALLOWANCES AND RESERVES

Items	2006 Balance at beginning of year	Increases	Decreases	Balance at end of period
Deducted from assets				
Allowance for bad debts	4,175,126			4,175,126
Allowance for tax credits	80,000			80,000
Allowance for other doubtful accounts	3,653,335			3,653,335
Allowance for deferred tax assets	17,660,000		2,867,700 (2)	14,792,300
TOTAL 06/03/06	**25,568,461**	-	2,867,700	**22,700,761**
TOTAL 12/31/05	**28,853,461**	**80,000**	**3,365,000**	**25,568,461**
Included in liabilities				
Contingency and litigation reserve	938,604	93,632 (3)	171,675 (1)	860,561
TOTAL 06/30/06	**938,604**	**93,632**	**171,675**	**860,561**
TOTAL 12/31/05	**1,194,457**	-	**255,853** (1)	**938,604**

(1) Use of the year.

(2) Charged to Income tax of the statement of operations.

(3) Charged to Other income and expenses, net of the statement of operations

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	06/03/06				12/31/05		
	Currency and amount		Rate of exchange $	Booked amount in local currency (in pesos)	Currency and amount		Booked amount in local currency (in pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	U$S	9,487	3.046	28,897	U$S	2,958,980	8,847,350
Total Current Assets	U$S	4,009,728	3.046	12,213,630			
TOTAL ASSETS				12,242,527			8,847,350
ASSETS				12,242,527			8,847,350
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	U$S	1,072,000	3.086	3,308,192	U$S	1,072,000	3,248,160
Total Current Liabilities				3,308,192			3,248,160
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	U$S	31,380,670	3.086	96,840,747	U$S	30,349,369	91,958,589
Total Non-Current Liabilities				96,840,747			91,958,589
TOTAL LIABILITIES				100,148,939			95,206,749

(*) Present value (see note 6).

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
INFORMATION REQUIRED BY SECTION 64, ARGENTINE CORPORATION LAW, RELATED TO SUBSIDIARIES AND RELATED COMPANIES FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2006 AND 2005
(in pesos)

Items	2006				2005
	Cost of sale	Selling expenses	Administrative expenses	Total	Total
Fees			235,839	235,839	130,703
Salaries and wages	2,867,882	319,871	328,203	3,515,956	3,037,560
Social security charges	682,833	59,422	69,277	811,532	471,503
Fuel	35,091,101			35,091,101	25,974,076
Spare-parts and materials	582,726			582,726	479,668
Services contracted	963,938	224,241	802,849	1,991,028	1,441,592
Communications			161,975	161,975	99,005
Office expenses		33,561	141,398	174,959	159,421
Depreciation of property, plant and equipment	4,980,526		19,985	5,000,511	5,561,311
Insurance	440,059			440,059	444,770
Taxes and rates	2,162	38,966	273,736	314,864	213,800
Miscellaneous		73,084	473,050	546,134	378,224
TOTAL 2006	**45,611,227**	**749,145**	**2,506,312**	**48,866,684**	
TOTAL 2005	**35,984,764**	**621,595**	**1,785,274**		**38,391,633**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006
(in pesos)

General issues concerning Company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations.

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods.

   See notes 9 and 10 to the financial statements, regarding regulations in the electric sector.

3. Classification of credit and debit balances.

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Receivables	Payables
1. In local currency (includes allowances / reserves)	18,208,449	16,995,250
2. In foreign currency (US dollars)		100,148,939
Total	**18,208,449**	**117,144,189**

   b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause		
2. No adjustment clause	18,208,449	117,144,189
Total	**18,208,449**	**117,144,189**

   c) The classification according to the accrual or non accrual of interest is as follows:

	Receivables	Payables
1. Accruing interest (net of allowances)	3,653,335	96,840,747
2. Not accruing interest	14,555,114	20,303,442
Total	**18,208,449**	**117,144,189**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital stock and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.):

Trade payables	(2,291,782)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stock takings over the year.

   There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical revaluation reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19,550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their respective accounting valuations.

The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value.

Insurance

13. Insured assets

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	298,500	147,579
Fixed asset and spare-parts and materials (except land and vehicles)			
	All risk.	448,500,000	165,334,724

Positive and negative contingencies

14. Elements considered to calculate allowances / reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity.

    See note 7. There are no allowances for contingencies whose balance exceed 2% of shareholders´ equity.

15. Unrecorded contingent situations as of the date of the financial statements.

    See note 7.

16. Irrevocable advances on account of future capital subscriptions.

    None.

17. Unpaid cumulative dividends of preferred shares.

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings.

    None.

CENTRAL TERMICA GÜEMES S.A.

Financial statements for the nine-month period ended September 30, 2006

CENTRAL TERMICA GÜEMES S.A.
("the Company")

INFORMATIVE SUMMARY AS OF SEPTEMBER 30, 2006

1. A Brief on Company activities

Production and Sales

During the first nine-month period ended September 30, 2006, 1,283 GWh were produced, which means a level of production 8% lesser than the same period of the previous fiscal year (1,313 GWh), whereas the volume sold to the market throughout the same period amounted to 1,210 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first nine months of 2006 amounted to 84.20 $/MWh ($ 101,887.135/1,210 GWh) which turned out higher than the average price for the same period of the previous year 55.93 $/MWh ($ 68,905,393/1,232 GWh) by 51%.

Sales

Gross sales (net of compensations with the system) for the nine-month period ended September 30, 2006 increased 48% to $ 101,887,135 (note 3.5), as compared to the ($ 68,905,393) for the same period of the previous year. The $33.0 million absolute variation in gross sales is due mainly to the lesser production ($-1.2 million) and to the higher price ($ 34.2 million).

Results

The operating result (profit plus other income and expenses, net) for the first nine months of 2006 showed a profit amounting to $ 17,608,884 which is $ 12,423,563 greater than the $ 5,185,321 profit for the same period of the previous year.

The net result for the period ended September 30, 2006 showed a profit of $ 6,669,021, which in comparison with the same period of the previous year, loss of $ 1,596,855, is higher in $ 8.3 million.

It is important to clarify that the net profit of $ 6,669,021 as of September 30, 2006 includes a loss of $ 8,887,555 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

Equity

The solvency level, considered as Total Net Equity on Total Liabilities at the end of the first nine months of 2006 is 0.85, showing 8% decrease with respect to the solvency level of the previous year, that is 0.93.

2. Equity and Results Structure

2.1 Equity Structure

	....2006....	....2005....	....2004....	....2003....	....2002....
Current Assets	60,606,109	35,644,867	26,746,840	25,762,547	32,120,511
Non-Current Assets	164,298,432	169,346,492	177,336,788	187,402,443	195,353,613
Total	**224,904,541**	**204,991,359**	**204,083,628**	**213,164,990**	**227,474,124**
Current Liabilities	19,166,264	16,180,144	16,060,199	6,356,449	6,635,912
Non-Current Liabilities	102,338,269	89,798,537	77,821,670	109,142,070	204,333,125
Subtotal	**121,504,533**	**105,978,681**	**93,881,869**	**115,498,519**	**210,969,037**
Shareholders' Equity	**103,400,008**	**99,012,678**	**110,201,759**	**97,666,471**	**16,505,087**
Total	**224,904,541**	**204,991,359**	**204,083,628**	**213,164,990**	**227,474,124**

2.2 Results Structure

Operating results (*)	17,608,884	5,185,321	(773,400)	(5,459,989)	(807,941)
Financial results	(10,939,863)	(6,782,176)	(9,534,818)	9,093,195	(94,305,992)
Net result	**6,669,021**	**(1,596,855)**	**(10,308,218)**	**3,633,206**	**(95,113,933)**
(Loss) final profit	**6,669,021**	**(1,596,855)**	**(10,308,218)**	**3,633,206**	**(95,113,933)**

(*) Operating results: profits/operating loss plus other income and expenses, net

3. Statistical data (in physical units)

	....2006.... GWh	....2005.... GWh	....2004.... GWh	....2003.... GWh	....2002.... GWh
Gross generation	1,283	1,313	1,065	808	1,052
Net generation	1,210	1,232	1,001	755	978

4. Ratios

	...2006...	....2005....	....2004....	....2003....	....2002....
Liquidity (1)	3.20	2.18	1.66	4.05	4.84
Solvency (2)	0.85	0.93	1.17	0.84	0.08
Tied-up capital (3)	0.73	0.82	0.87	0.88	0.86

(1) Current asset/Current liabilities.
(2) Net Equity/Total liabilities.
(3) Non-current assets/Total assets.

5. Prospects (not included in the auditor´s report)

Although during year 2005 the long-awaited adjustment of prices contemplated in the laws that govern the Wholesale Electric Market and which is necessary for the Electricity Generation Sector to recover its profitability has not been implemented yet, the effect of the value adjustment of our energy product can already be noticed.

The referred adjustment will not occur in 2006 either. This being so because a Government plan aimed at increasing generation supply to 1,600 MW has begun in 2005 and, as promised by the authorities, prices will be adjusted as and when the two involved combined-cycle plants begin to deliver electricity to the MEM. It is estimated that this new generation capacity will be finished in 2007 and fully operative in 2008. However, significant issues, such as those concerning the origin of the natural gas with which the plants will be supplied or the financial ability to finish them, are still uncertain.

The difficulties in the supply of natural gas experienced in 2005 do not seem to decrease during 2006 but may get worse in the next two financial years. However, the experience acquired allows us to be more optimistic concerning the possibility of having our natural gas needs met, not only because the alternative of using natural gas from Bolivia continues to be available but also because of our plant's recognized strategic position in relation to the gas pipeline that begins in the North western region (NOA) and gets its supply from Argentina's and Bolivia's gas fields (still awaiting the SEC authorization). We are therefore using the remaining transport capacity existing in our location, and the consequent contribution of our generation to the insufficient transport capacity of natural gas in relation to the demand existing to the South of our location, where natural gas is used for industrial activities rather than for the generation of electricity.

As in 2005, in 2006 revenues have continued to decrease as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel).

Historically, during winter periods and prior to the application of the above-mentioned resolutions, the Company had better revenues allowing to recover cash to comply with financial commitments and maintain equipment. Unfortunately, in 2006 we continue without receiving these revenues.

From the financial standpoint, we hope this situation will continue throughout 2005 and be able to comply with our financial commitments satisfactorily, even though during the two first quarters of year 2006 we have to meet the expenses and revenues decrease associated to the higher maintenance of the 60 MW GUE12 generating unit.

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of Central Térmica Güemes S.A. as of September 30, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the nine-month period then ended, including notes 1 through 12 thereto and supplemental schedules I through V.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. Such procedures establish a scope that is substantially lesser than the application of all the audit procedures necessary to issue a professional opinion on the financial statements taken as a whole. A review of interim financial information consists principally of applying analytical procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. Consequently, we do not express an opinion on the financial position of the Company as of September 30, 2006, the results of its operations, changes in shareholders' equity and cash flows for the nine-month period then ended.

3. Prior clarifications

As regards the information as of December 31, 2005 and September 30, 2005 presented in comparison, such information arises from the financial statements as of such dates.

(i) On March 9, 2006 we issued our audit report on the financial statements for fiscal year ended December 31, 2005 which included an opinion without qualifications.

(ii) On November 9, 2005 we issued our limited review report on the financial statements for the nine-month period ended September 30 2005, which included an observation for uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows. As detailed in note 2 – Recoverable value- and in the last paragraph of note 10 to these financial statements, the above-mentioned uncertainties do no longer subsist as of September 30, 2006.

4. Opinion

Based on the work performed as mentioned in chapter 2, in our opinion the financial statements as of September 30, 2006 referred to in chapter 1, take into account all the events and circumstances of which we have become aware and we have no observations to make-

5. **Special information required by current legal regulations**
(for the period ended September 30, 2006)

a) The amounts of the financial statements referred to in section 1 of this report agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our examination, which scope in mentioned in chapter 2, we have reviewed the Informative Summary required by General Resolution 368/01 of the National Securities Commission and the Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations, both for the nine-month period ended September 30, 2006 and prepared by the Company's Board of Directors about which we have no observations to make within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of September 30, 2006, amount to $ 110,264, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

City of Buenos Aires, November 9, 2006

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99.
Registration data and date in the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta of the change of jurisdiction and corporate domicile:	Folio 9/10, Entry 2425 of the Corporations Book 10 on July 8, 1999.
Filing date of the Company's by-laws with the Companies' Inspection Bureau:	September 18, 1992.
Dates of amendments to the Company's by-laws:	September 2, 1993, May 14, 1999, July 8, 1999, October 5, 1999, February 29, 2000, April 25, 2002, December 4, 2002, April 29, 2004 and June 24, 2004.
Duration of the Company:	to February 28, 2092.
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%
Parent Company's main activity:	Investments, trade and services

FISCAL YEAR No. 15
COMMENCED JANUARY 1, 2006

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

(nine-month period)
(stated in pesos)

CAPITAL STOCK

(note 4)

	Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005
(in pesos)

	......09/30/06......	......12/31/05......
ASSETS		
CURRENT ASSETS		
Cash and banks	9,996,259	21,927,986
Investments (schedule II)	27,241,109	1,008,858
Accounts receivable (note 3.1)	15,204,367	13,581,353
Other receivables (note 3.2)	7,005,709	4,156,809
Spare-parts and materials	1,158,665	1,030,343
Total Current Assets	**60,606,109**	**41,705,349**
NON-CURRENT ASSETS		
Accounts receivable (note 3.1)	400,588	635,757
Spare-parts and materials	4,239,139	4,450,455
Investments (note 3.3)	2	2
Property, plant and equipment (schedule I)	159,658,703	161,656,113
Deferred tax (note 5)		
Total Non-Current Assets	**164,298,432**	**166,742,327**
TOTAL ASSETS	**224,904,541**	**208,447,676**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade payables	14,296,932	13,180,173
Loans (note 6)	3,335,043	3,256,121
Payroll and social security charges	1,275,306	868,204
Taxes	224,982	1,060,130
Other liabilities	34,001	14,427
Total Accounts payable and Current Liabilities	**19,166,264**	**18,379,055**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	100,766,816	91,958,589
Taxes	745,046	440,441
Total accounts payable	**101,511,862**	**92,399,030**
Reserves (note 7 and schedule III)	826,407	938,604
Total Non-Current Liabilities	**102,338,269**	**93,337,634**
Total Liabilities	**121,504,533**	**111,716,689**
SHAREHOLDERS' EQUITY		
(as per respective statement)	**103,400,008**	**96,730,987**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**224,904,541**	**208,447,676**

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006 AND 2005
(in pesos)

	.....2006.....	.....2005.....
Net sales (note 3.5)	100,454,646	67,317,159
Cost of sales (schedule V)	(77,999,939)	(57,998,679)
Gross Profit	**22,454,707**	**9,318,480**
Selling expenses (schedule V)	(1,166,174)	(1,152,156)
Administrative expenses (schedule V)	(3,763,540)	(2,946,992)
Operating Profit	**17,524,993**	**5,219,332**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding result	1,163,312	329,193
Generated by liabilities		
Interest and exchange rate difference	(3,184,706)	(3,545,190)
Accrual of the net present value of corporate notes (note 6)	(8,887,555)	(3,514,985)
Bank charges and expenses	(30,914)	(51,194)
Other income and expense, net	83,891	(34,011)
Profit before taxes	**6,669,021**	**(1,596,855)**
Income tax (note 5)		
PROFIT/(LOSS) FOR THE PERIOD	**6,669,021**	**(1,596,855)**
Common profit per share	**0.11**	**(0.03)**
Total profit per share	**0.11**	**(0.03)**

The attached notes 1 through 12 and supplemental schedules I through V
are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(in pesos)

	..Shareholders' contributions...		Legal reserve	Accumulated deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2004	62,906,000	86,016,073	1,391,572	(49,704,112)	100,609,533
Loss for the period				(1,596,855)	(1,596,855)
Balances as of September 30, 2005	62,906,000	86,016,073	1,391,572	(51,300,967)	99,012,678

	..Shareholders' contributions...		Legal reserve	Accumulated deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2005	62,906,000	86,016,073	1,391,572	(53,582,658)	96,730,987
Profit for the period				6,669,021	6,669,021
Balances as of September 30, 2006	62,906,000	86,016,073	1,391,572	(46,913,637)	103,400,008

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(in pesos)

	.....2006.....	.....2005.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Profit (loss) for the period	6,669,021	(1,596,855)
Add (deduct): Items not representing cash outflows or inflows		
Depreciation of property, plant and equipment	7,990,841	8,553,965
Amortization of disposals of property, plant and equipment		3,072
Reserves increase	122,000	
Accrual of interest, net present value and exchange rate differences unpaid (collected)	12,206,210	6,289,215
Subtotal	**26,988,072**	**13,249,397**
Net changes in operating assets and liabilities		
Increase in accounts receivable	(1,387,845)	(2,346,583)
(Increase) decrease in other receivables	(2,848,900)	2,224,369
Decrease (increase) in spare-parts and materials	82,994	(780,022)
Increase in trade payables	1,116,759	8,409,102
(Decrease) increase in payroll, social security charges and taxes	(123,441)	101,171
Increase in other liabilities	19,573	166,155
Use of reserves	(234,197)	(230,584)
Net cash flows provided by (used in) operating activities	**23,613,017**	**20,793,005**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(5,993,431)	(2,015,159)
Net cash flows used in investing activities	**(5,993,431)**	**(2,015,159)**
FINANCING ACTIVITIES		
Net decrease in loans	(3,319,062)	(3,108,800)
Net cash flows generated by (used in) provided by financing activities	**(3,319,062)**	**(3,108,800)**
INCREASE IN CASH	**14,300,524**	**15,669,046**
CASH AT BEGINNING OF YEAR	**22,936,844**	**5,948,877**
CASH AT END OF PERIOD	**37,237,368**	**21,617,923**

(1) Cash and banks and investments

The attached notes 1 through 12 and supplemental schedules I through V are an integral part of these statements.

1. COMPANY OPERATIONS

Central Térmica Güemes S.A. owns a thermal electricity generation plant located in the city of Güemes, Province of Salta.

The plant has three gas turbines with an installed capacity of 261 MW which are natural-gas-fired plants.

The Company sells electricity to the Argentine interconnected system through the spot market and term contracts. It has also entered into long-term export agreements to Uruguay.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING CRITERIA

Accounting principles applied - These financial statements have been prepared in accordance with the disclosure and valuation criteria set forth by General Resolution No 368 of the National Securities Commission (CNV), which includes the Technical Resolutions of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the amendments introduced by the CNV.

Consideration of the effects of inflation - The financial statements fully reflect the effects of the changes in the purchasing power of the currency through February 28, 2003, following the method of adjustment for inflation set forth in Technical Resolution No. 6 of the FACPCE and the provisions of both Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the CNV.

The main accounting criteria applied to prepare the financial statements are as follows:

Monetary items – Cash and banks, receivables, payables and allowances/reserves in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each year or period. Non-current long term credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the Domestic Wholesale Price Index.

Foreign currency denominated assets and liabilities – They have been valued at the rates of exchange in effect as of the end of each year or period, plus interest accrued, if any (See Refinancing of liabilities – corporate notes). Shares in Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín have been valued at cost.

Investments – Time deposits have been valued including interest accrued at each year or period-end. Common investment funds have been valued at quotation value.

Spare-parts and materials – They have been valued at their estimated replacement cost at each year or period-end.

Property, plant and equipment – Property, plant and equipment have been restated as indicated in the second part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for turbines, boilers and related equipment, for which the unit of production method was applied. The value of property, plant and equipment, taken as a whole, does not exceed the economic use value.

Allowances – deducted from assets – They have been recorded to reduce the valuation of trade receivables and the other non-current receivables, based on the analysis of receivables whose collection is uncertain at each year or period-end.

Allowances – deducted from liabilities – They have been recorded to cover eventual contingent labor situations and other risks that could originate commitments to the Company. The opinion of the Company's legal advisors has been taken into account on the estimate of amounts and probabilities of concretion.

Income tax – The Company determined income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes, or when there exist tax losses and unused tax credit that may be applied to offset future taxable income computed considering the current 35% tax rate. In accordance with professional accounting standards effective during previous periods, the Company considered the difference between the accounting value of property, plant and equipment and the tax value for income tax arising from the restatement to constant currency units from January 2002 and February 2003, as a permanent different for the purpose of calculating the deferred tax. The Company decided to apply the terms of General Resolution 487/06 of the National Securities Commission by which it did not record as a temporary difference the effects of such restatement and continued with the criterion used to date. Consequently, in accordance with the referred general resolution, we report that: as of September 30, 2006, the value of liabilities for non-recorded deferred tax (that is, the difference between the adjusted accounting value and its tax value) is 37 million, approximately; (ii) the estimate term for reversion is 15 to 17 years, approximately; (iii) assets and liabilities for deferred tax are measured at nominal value; and (iv) should the initial recognition of the issue mentioned before in (i) had been taken as a liability for deferred tax, an estimated 2.2 million benefit would have been computed charged to the income tax of each year.

Refinancing of liabilities – Corporate notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in note 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the applicable accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates that ranged from 12% to 10% for fiscal years 2002 through 2005 and for the nine-month period ended September 30, 2006.

Losses per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings (losses) per share have been disclosed.

Reclassifications – Certain amounts in the financial statements as of September 30, 2005 and December 31, 2005 have been reclassified and/or adjusted in order to conform them to the September 30, 2006 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the second part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the second part of this note.

Operation accounts – Operation accounts have been maintained at their nominal values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment), which have been determined according to the restated values of those assets.

Recoverable value – The Company's Board of Directors has analyzed the recoverable value of property, plant and equipment, which have basically consisted in projecting scenarios of sales volumes, sales prices and costs. The results of these analysis indicated that projected cash flows offset future depreciation of property, plant and equipment up to the extinction of their useful life.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivables

	..09/30/06..	..12/31/05..
Current		
CAMMESA	6,237,452	6,878,571
Debtors of the term market	9,708,836	6,442,786
Receivables in litigation	3,433,205	4,435,122
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	15,204,367	**13,581,353**

Non Current

Non-current accounts receivable as of September 30, 2006, include balances with CAMMESA for sales credits pursuant to the provisions of Resolution No. 406/03 (see note 10) and balances due over more than a year.

The breakdown of the balances as of September 30, 2006, according to their collection or use period, is as follows:

a) To become due:	
within 6 months	10,142,219
b) Due:	
within 0 and 9 months	3,769,866
more than a year	400,588
d) With no specific due date	5,467,408
Allowance for bad debts (schedule III)	(4,175,126)
Total	**15,604,955**

Accounts receivable neither accrue interest nor they are subject to adjustment clauses, except for certain accounts receivable arising from CAMMESA that accrue an annual interest of 4% approximately.

3.2 **Other receivables**

	..09/30/06..	**..12/31/05..**
Current:		
Advances to suppliers	378,291	1,130,561
Tax credits (net of allowance for tax credits for 80,000 - schedule III)	6,003,058	2,140,979
Prepaid expenses	297,415	623,603
Miscellaneous	326,945	261,666
	7,005,709	**4,156,809**

	..09/30/06..	**..12/31/05..**
Non-current:		
L.A.T. 132 Kv (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,653,335)	(3,653,335)
	-	-

These receivables do no accrue interest, except for certain advances to suppliers.

The breakdown of the balances as of September 30, 2006 according to their collection or use period, is as follows:

a) To become due:	
within 3 months	378,291
between 3 and 6 months	6,300,474
b) With no specified due date	3,980,279
Allowance for doubtful accounts (schedule III)	(3,653,335)
Total	**7,005,709**

3.3 Non-current investments

This is the subscription of a share of Termoeléctrica Manuel Belgrano S.A. and a share of Termoeléctrica José de San Martín S.A., both having nominal value 1 and one vote, which have been valued at cost.

3.4 Debt

The breakdown of the balances as of September 30, 2006 according to maturity is as follows:

To become due:		
within 3 months (1)	15,804,775	
between 3 and 6 months	3,327,487	
more than 1 year (2)	101,511,862	
With no specified due date	34,002	
	120,678,126	(3)

(1) Includes a balance with Powerco S.A. (Parent Company) for 736,738.

(2) Includes a debt at discounted value for the issuance of corporate notes for 100,766,816 (nominal value 166,374,400) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (see note 6). Also, there is a liability for tax charges that accrue interest at an annual rate of 6%.

(3) Except for the debt indicated in (2), the remaining debts do not accrue interest.

3.5 Net sales

	..09/30/06..	..09/30/05..
Sales of electricity	101,887,135	68,905,393
Discounts for services received	(1,199,200)	(1,434,352)
Municipal contribution	(233,289)	(153,882)
	100,454,646	**67,317,159**

3.6 Segment information

The Company's business is concentrated in the energy sector, both through transactions in the domestic market and term contracts in the foreign market. In relation thereto, the Company has identified the following primary geographic segments:

	Domestic market (in thousands of pesos)	Foreign market -Term Contracts- (in thousands of pesos)	Total (in thousands of pesos)
		....................09/30/06.......................	
a) Total net sales	21,244	79,210	100,454
b) Result	1,410	5,259	6,669
c) Assigned assets as of September 30, 2006	51,875	173,029	224,904
d) Assigned liabilities as of September 30, 2006	26,348	95,157	121,505
e) Additions to property, plant and equipment	1,267	4,726	5,993
f) Depreciation of property, plant and equipment throughout the year	1,690	6,301	7,991
		....................09/30/05.......................	
c) Total net sales	26,729	40,588	67,317
d) Result	(634)	(963)	(1,597)
c) Assigned assets as of September 30, 2005	85,697	119,294	204,991
d) Assigned liabilities as of September 30, 2005	42,660	63,319	105,979
e) Additions to property, plant and equipment	800	1,215	2,015
f) Depreciation of property, plant and equipment throughout the year	3,396	5,157	8,553

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of September 30, 2006 and December 31, 2005 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes, or when there exist tax losses that may be applied to offset future taxable income.

As of September 30, 2006, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 12,551,140. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain. Furthermore, as of September 30, 2006 and December 31, 2005 no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of September 30, 2006 and December 31, 2005 is as follows:

........................Detail......................	...09/30/06...	...12/31/05...
Tax losses	32,405,500	38,120,000
Non-deductible allowances	1,578,140	1,610,000
Temporary liability differences	(21,432,500)	(22,070,000)
Net assets	12,551,140	17,660,000
Allowance for deferred tax assets (schedule III)	(12,551,140)	(17,660,000)
Balance	-	-

The net movement of the deferred tax asset during this period amounts to 5,108,860 (loss) and it has been fully provisioned with the reversion of the allowance for irregularity of the net asset for deferred tax (schedule III).

As to the tax on minimum presumed income, in March 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by Resolution No. 1371/01 dated December 27, 2001, recognized the improper of the tax.

On May 9, 2005, the AFIP -through Administrative Resolution No. 53/05- resolved to nullify the aforementioned Resolution No. 1371/01 ("Resolution to Revoke the Exemption"), which recognized the tax exemption duly requested by the Company.

On May 13, 2005, the Company legal advisors filed a complaint with the AFIP questioning formal and substantial aspects of the Resolution to Revoke the Exemption.

On June 9, 2005, the Federal Court of Original Jurisdiction No. 1, considering the Company's petition, ordered the suspension of the effects of Administrative Resolution No. 53/05, ("Precautionary Measure on Prohibition to Innovate"), thus preventing the AFIP tax authorities from carrying out any judicial or extrajudicial action, whether of an administrative or fiscal nature, directly or indirectly related to the implementation and/or compliance with the aforementioned Resolution to Revoke the Exemption, until the AFIP issues a decision on the complaint filed by the Company. The Precautionary Measure on Prohibition to Innovate is now final as, when appealed by the AFIP, it was confirmed by the Federal Court of Appeals of Salta on November 9, 2005.

On December 19, 2005, the AFIP notified the Company that it was conceded the hearing of the complaint on Revoking the Exemption Resolution. On December 28, 2005, the AFIP determined that the term of the hearing had matured on February 2, 2006. The Company filed the Recourse of Appeal authorized by section 74 of Decree 1397/79, ruling Law 11,683, ordered in 1998. Subsequently, on May 10, 2006 another presentation including additional information to the Recourse of Appeal was filed with the AFIP. Furthermore, and as the AFIP has not yet issued a decision regarding the terms of the Precautionary Measure of Prohibition to Innovate, the Company is under the protection of said precautionary measure.

Both, the Company and its legal advisors consider that there exist solid arguments to defend the Company's original stance in respect that it is exempted from paying the tax on minimum presumed income and therefore, no reserve for this tax has been recorded as of September 30, 2006.

6. LOANS

	..09/30/06..	..12/31/05..
Current:		
Current account overdrafts	7,555	7,961
Interest on corporate notes (schedule IV)	3,327,488	3,248,160
	3,335,043	3,256,121
Non-current:		
Corporate notes (schedule IV)	100,766,816	91,958,589

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding corporate notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of corporate notes to a corporate note holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of September 30, 2006 amounted to US$ 33,535,536 and at present values as of December 31, 2005 amounted to US$ 31,421,369 (see note 2 "Refinancing of liabilities – Corporate notes").

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2004	29,503,758	2.98	87,921,199
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of September 30, 2005	31,421,369	2.91	91,436,184
Evolution of the present value			(*)(3,514,985)

(*) Included in the statement of operations under "Accrual of the net present value of corporate notes – (Loss)".

	US$	Rate of exchange	Pesos
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of December 31, 2005	31,421,369	3.03	95,206,749
Present value of corporate notes (current and non-current) after the restructuring applying an annual discount rate of 10% as of September 30, 2006	33,535,536	3.104	104,094,304
Evolution of the present value			(*)(8,887,555)

(*) Included in the statement of operations as of September 30, 2006 under "Accrual of the net present value of corporate notes – (Loss)".

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses in the understanding that they are strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 826,407 as of the period ended September 30, 2006. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the Company´s financial and cash position.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the North western region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby the Company would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other matters, to:

- finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect;

- transferir la titularidad de la obra a Edesa una vez finalizada la misma, momento a partir del cual se le facturaría, mensualmente y por un período de 46 meses, el canon en concepto de recupero de dicha inversión.

- transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

- Edesa S.A. agreed to buy the totality of the electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation. By Resolution No. 18/01 dated April 9, 2001, the ENRESP (provincial control authority) approved the Agreement. On July 5, 2002, the suspension of the effects of the Agreement was convened as from August 1, 2002, although such suspension was postponed since then on and it remains effective.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of the Company to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The public hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised concerning the construction of the line.

As of September 30, 2006 and December 31, 2005, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for all the receivable (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE – RESOLUTION No. 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The Secretariat of Energy decided the "freezing" of the seasonal price of energy at a price that was not enough to cover production costs, which caused the stabilization fund to run out and be insufficient to finance the wholesale market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution No. 240/03 of the Energy Secretariat issued on August 14, 2003. Although this resolution was published in the *Official Gazette* on August 19, 2003, it has been applied since August 15, 2003.

This resolution does not include, in the setting of the price, the cost of water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated October 9, 2003, the Regulatory Authority suspended the application of Resolution No. 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION No. 406/03 OF THE ENERGY SECRETARIAT – RESOLUTIONS Nos. 949/04 AND 956/04 - FONINVEMEM

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market (MEM) result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, which included generation and transportation costs, as established in section 36 of Law No. 24,065, the stabilization fund ran out and became insufficient to finance the wholesale market. In order to prioritize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the market by means of Resolution No. 406/03 of the Energy Secretariat issued on September 08, 2003 and retroactively applied since September 1, 2003.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the seasonal fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents that are creditors of the MEM, to participate in the setting up of the "Fund for the necessary investments to increase electricity supply in the MEM" (hereinafter referred to as "FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter, will not be increased.

The FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of electricity supply towards 2007.

As of December 31, 2004, the Company did not participate in the FONINVEMEM, and its balance with CAMMESA for sales credits amounted to 328,010, which the Company began to collect as from March 15, 2005 in twenty-four monthly and consecutive installments.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution No. 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution No. 240/04.

On October 14, 2005, Resolution No. 1193/05 of the Energy Secretariat was published in the *Official Gazette*. Pursuant to this resolution the pertinent authorities were instructed to ask all private agents that were creditors of the MEM and who had been accepted to participate in the setting up of the FONIVEMEM, to formally inform about their decision to manage the construction, operation and maintenance of the electricity generation plants, in accordance with the terms of the definitive agreement for the management and operation of the projects to readapt the MEM set forth in Resolution No. 1427/04 of the Energy Secretariat, for the generating companies that sign said agreement.

On October 17, 2005, the Company signed the "Definitive agreement for the management and operation of the projects to readapt the MEM under Resolution 1427/04 of the Energy Secretariat" which, among other matters, established the following:

1. the commitment of the generating companies that signed the agreement for the construction of two plants of the combined cycle type of at least 800 MW each, to contribute to the MEM the electricity generated during ten years counted as from the starting of the service of the plants to the MEM. Companies should enter into an electric power supply contract with CAMMESA;

2. the generators will conform two Generating Companies that will be responsible for managing the purchase of the equipment, the construction, the operation and the maintenance of each plant to be installed, whose assets will be transferred free of charge once the supply contract has terminated;

3. the repayment, once the plants are authorized to operate, of their credit balances in 120 equal and consecutive installments, represented by the LVFVD, convertible into US dollars, plus an annual profit equivalent to the one arising from the application of the annual LIBO rate plus 1%; and

4. the payment that will include, in addition to all fixed and variable expenses incurred in the regular operation and maintenance of the Plants, an only remuneration for management of the Generating Companies, in US$/MWh, whose value will be defined at the appropriate time. The Generating Companies will receive said remuneration for management of the pertinent Plant, after having met all payment obligations, either for the operating costs, maintenance and fuels, as the commitments for the financial debt to face the payment of the debt with the financial investors of the Plants, and the payments to the creditors with LVFDV (as mentioned in the preceding paragraph).

Through Resolution 1371/05, the Energy Secretariat approved the decision of the Company to participate in the construction, operation and maintenance of the electricity generation plants, as established in the referred definitive agreement. On December 13, 2005, the generating companies "Termoeléctrica Manuel Belgrano S.A." and "Termoeléctrica José de San Martín S.A." that will be responsible for the projects, were incorporated.

Finally, the Energy Secretariat, through Resolution 1866/05, established the Temporary Charge for setting-up the FONINVEMENT of 3,60 $/MWh to be applied to the totality of electric energy actually consumed, with the purpose of complementing the capital contributions of the creditor Agents to the MEM.

Based on the above-described events and on the recent contracts for export of electricity and power mentioned in note 12, the Company considers that it has overcome the negative effects that the financial and energy crisis could have on its financial results.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

Following the changes implemented in Resolution 752/05, the Energy Secretariat modified, in line with its Resolution 1195/05, the calculation of the "Reference and Maximum Values recognized for fuel prices" and instructed CAMMESA to determine the Gas Referential Prices and to recognize the maximum accepted costs according to the new methodology, taking into account the Maximum Gas Prices in the Points of Entering into the Transportation System (PIST) reported by the Energy Secretariat to CAMMESA. These changes were applied as from September 2005.

On the other hand, through Resolution 1810/05, the Energy Secretariat instructed CAMMESA to make, to account and order of the Unified Fund, Standardized Irrevocable Offers to replace the gas requested through the mechanism established in Resolution 659/04 of the Energy Secretariat. Such resolution also explains that Generators being assigned "Gas provided by CAMMESA" in accordance with the form referred to above, will not be recognized any additional expense other than the cost of such gas. The same resolution authorizes Generating Agents qualified by CAMMESA to take Standardized Irrevocable Offers for supplying of Natural Gas.

With respect to natural gas, the contracts for natural gas supply were renewed with the producers of the North western region for the 05/01/05 – 04/30/06 period. The daily amount contracted is 1,000,000 m3. Prices agreed-upon are higher than the reference prices recognized by the Energy Secretariat and CAMMESA, in the context of its Resolution 1195/2005. Therefore, CAMMESA was requested to recognize the differences, which is still to be approved by the Energy Secretariat.

During 2005 gas purchase transactions were carried with Bolivia in the context of the Energy Secretariat authorization to function with imported gas at the maximum price of 1.4 u$s/per million BTU. The difference between the price authorized by the Energy Secretariat and the actually agreed with gas importers is offset in the Uruguay – UTE export contract. In year 2005 the imported gas volume coming from Bolivia was 11,461,664 m3.

In turn, the Energy Secretariat, through CAMMESA (Resolution 659/04) assigned to Central Térmica Güemes S.A. (the "Company") during the year, 112,665,160 m3 of natural gas.

The higher gas volume assigned results principally from the need of the North western region (NOA) to maintain a larger generation level in peak hours to avoid LAT 132 kV El Bracho – Cevil Pozo (600 A, 17 Km) oversupply and to support voltage in Northern Salta.

In the context of Energy Secretariat resolutions 752/05 and 925/05, the Company submitted to the Electronic Gas Market (MEG) a Standardized Irrevocable Offer (OIE) on December 1, 2005 for a 36-month term, having received no offers during the period elapsed.

The Under-Secretariat of Fuels authorized the Company to use Permanent Additional Injections (IAP) up to April 30, 2006 on a daily volume of 200,000 m3.

We would mention that gas resulting form the Standardized Irrevocable Offer and/or Permanent Additional Injection is exclusively earmarked to generate to the Wholesale Electric Market (MEM).

With reference to Natural Gas, the gas contract continued in 2005 with Transportadora de Gas del Norte (TGN) for 350,000 m3/day and the transportation contract was renewed with GASNOR for 250,000 m3/day to April 30, 2006.

Furthermore, as from May 19, 2005, the Company has 200,000 m3/day of transportation arising from a transportation capacity re-sale effective to May 13, 2006.

12. EXPORT OF ELECTRICITY

Due to the existing agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA), (the "Agreement"), on November 4, 2004 the Company entered into an agreement with CEMSA for the sale of 150 MW–aimed at helping the latter with the sale and export of electricity to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República Oriental del Uruguay. Said agreement took into account (i) the latest resolutions issued by the Energy Secretariat, (ii) the criteria adopted by CEMSA for interpreting the provisions of Resolution No. 949 with regard to the setting of the price for the export of electricity and its direct effect on the Agreement, and (iii) the need for a global accord that would resolve the disputes over the aforementioned interpretation of Resolution No. 949 and the differences that have arisen between both companies as from March 2004, resulting mainly from CAMMESA's unexpected decision not to support the Agreement with the Company's own generation or co-generation produced in the MEM.

On June 30, 2006 during the Board of Directors Meeting, it was reported that the Company has renegotiated as from the end of June 2006, effective on May 6, 2006, the existing agreement with CEMSA.

Principal terms and conditions renegotiated are as follows:

- The supply will cover 50% of the total of 150 MW with Argentine gas at values that CAMMESA has to approve.

- The remaining 50% of the contract will be supplied with a mix of Argentine and/or Bolivian gas, having request priority with respect of the Argentine gas volume with CAMMESA price.

- The fixed price of this gas mix is 2.70 u$s/per million BTU; as Brazil has priority on the Argentine gas in case of a Brazilian request, the proportion that cannot be supplied to UTE will be covered with Bolivian gas at import price.

- The gas mix price will remain fixed for a year, May 1, 2006 through April 30, 2007. A month prior to the end of this term, the gas mix will be renegotiated.

- The additional fee that the Company will pay to CEMSA, from the approval of this proposal, will be 0.2% for the months during which the request of the Contract is equal or higher to 50% with a minimum of U$S 15,000 per month, whenever it occurs the assumption of the referred request.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005
(in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2006										2005
	Original values				Depreciation					Net	Net
	Balances at beginning of year	Increases	Decreases and/or reclassifications	Balance at end of period	Accumulated at beginning of year	Disposals	Of year: Rate %	Of year: Amount	Accumulated at end of period		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,299,542			60,299,542	19,684,736		2.5	1,492,015	21,176,751	39,122,791	40,614,806
Turbines	97,289,830			97,289,830	49,271,749		(*)	2,504,216	51,775,965	45,513,865	48,018,081
Boilers	98,099,950			98,099,950	40,229,030		(*)	2,501,520	42,730,550	55,369,400	57,870,920
Transformers	13,874,144			13,874,144	7,186,323		(*)	349,651	7,535,974	6,338,170	6,687,821
Water treatment plant	2,575,554			2,575,554	1,178,807		(*)	68,702	1,247,509	1,328,045	1,396,747
Auxiliary equipment	831,733			831,733	430,902		(*)	20,963	451,865	379,868	400,831
Gas plant and gas pipeline	4,182,340			4,182,340	2,166,321		(*)	105,402	2,271,723	1,910,617	2,016,019
Tools	850,575			850,575	846,454		10.00	1,916	848,370	2,205	4,121
Vehicles	557,136	76,791	27,686	606,241	467,364	27,686	20.00	29,775	469,453	136,788	89,772
Furniture and fixtures	1,680,554	61,629	186	1,741,997	1,613,116		20.00	40,920	1,654,036	87,961	67,438
Facilities	845,655	4,568		850,223	831,396		20.00	7,205	838,601	11,622	14,259
Software	198,300	3,311		201,611	196,725		33.00	3,530	200,255	1,356	1,575
Maintenance expenses	16,252,516	7,197,848		23,450,364	14,883,408		16.67	865,026	15,748,434	7,701,930	1,369,108
Advances to suppliers	1,350,530		1,350,530								1,350,530
TOTAL 09/30/06	300,642,444	7,344,147	1,378,402	306,608,189	138,986,331	27,686		7,990,841	146,949,486	159,658,703	
TOTAL 12/31/05	298,867,295	2,017,452	242,303	300,642,444	127,738,118	37,159		11,285,372	138,986,331		161,656,113

(*)These assets are depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER, 2006 AND DECEMBER 31, 2005
(in pesos)

INVESTMENTS

	Value recorded 09/30/06	Value recorded 12/31/05
CURRENT INVESTMENTS		
Common investment funds	7,641,505	1,008,858
Time deposits	19,599,604	
TOTAL CURRENT INVESTMENTS	**27,241,109**	**1,008,858**

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005
(in pesos)

ALLOWANCES AND RESERVES

Items	2006			
	Balance at beginning of year	Increases	Decreases	Balance at end of period
Deducted from assets				
Allowance for bad debts	4,175,126			4,175,126
Allowance for tax credits	80,000			80,000
Allowance for other doubtful accounts	3,653,335			3,653,335
Allowance for deferred tax assets	17,660,000		5,108,860 (2)	12,551,140
TOTAL 09/30/06	**25,568,461**	**-**	**5,108,860**	**20,459,601**
TOTAL 21/12/05	**28,853,461**	**80,000**	**3,365,000**	**25,568,461**
Included in liabilities				
Contingency and litigation reserve	938,604	122,000 (3)	234,197 (1)	826,407
TOTAL 30/06/06	**938,604**	**122,000**	**234,197**	**826,407**
TOTAL 31/12/05	**1,194,457**	**-**	**255,853** (1)	**938,604**

(1) Use of the year.
(2) Charged to Income tax of the statement of operations.
(3) Charged to Other income and expenses, net of the statement of operations

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	09/30/06				12/31/05		
	Currency and amount		Rate of exchange $	Booked amount in local currency (n pesos)	Currency and amount		Booked amount in local currency (in pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	U$S	26,878	3.064	82,354	U$S	2,958,980	8,847,350
Total Current Assets	U$S	4,022,284	3.064	12,324,278			
TOTAL ASSETS				12,406,632			8,847,350
ASSETS				12,406,632			8,847,350
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	U$S	1,072,000	3.104	3,327,488	U$S	1,072,000	3,248,160
Total Current Liabilities				3,327,488			3,248,160
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (*)	U$S	32,463,536	3.104	100,766,816	U$S	30,349,369	91,958,589
Total Non-Current Liabilities				100,766,816			91,958,589
TOTAL LIABILITIES				104,094,304			95,206,749

(*) Present value (see note 6).

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
INFORMATION REQUIRED BY SECTION 64, ARGENTINE CORPORATION LAW, RELATED TO SUBSIDIARIES AND RELATED COMPANIES FOR THE NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(in pesos)

Items	2006				2005
	Cost of sale	Selling expenses	Administrative expenses	Total	Total
Fees			318,339	318,339	234,203
Salaries and wages	4,377,754	493,005	506,544	5,377,303	4,625,473
Social security charges	984,057	98,027	107,368	1,189,452	734,759
Fuel	61,714,989			61,714,989	42,768,221
Spare-parts and materials	878,356			878,356	749,411
Services contracted	1,416,664	359,819	1,272,878	3,049,361	2,103,933
Communications			229,605	229,605	195,334
Office expenses		50,110	211,606	261,716	233,670
Depreciation of property, plant and equipment	7,959,588		31,253	7,990,841	8,553,965
Insurance	666,037			666,037	670,843
Taxes and rates	2,494	41,950	399,711	444,155	585,985
Miscellaneous		123,263	686,236	809,499	642,030
TOTAL 2006	**77,999,939**	**1,166,174**	**3,763,540**	**82,929,653**	
TOTAL 2005	**57,998,679**	**1,152,156**	**2,946,992**		**62,097,827**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006
(in pesos)

General issues concerning Company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations.

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous periods or which could affect comparison with those to be presented in future periods.

   See notes 9 and 10 to the financial statements, regarding regulations in the electric sector.

3. Classification of credit and debit balances.

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Receivables	Payables
1. In local currency (includes allowances / reserves)	22,610,664	17,410,229
2. In foreign currency (US dollars)		104,094,304
Total	**22,610,664**	**121,504,533**

   b) The classification according to the type of adjustment is as follows:

	Receivables	Payables
1. Subject to adjustment clause		
2. No adjustment clause	22,610,664	121,504,533
Total	**22,610,664**	**121,504,533**

   c) The classification according to the accrual or non accrual of interest is as follows:

	Receivables	Payables
1. Accruing interest (net of allowances)	3,653,335	100,766,814
2. Not accruing interest	18,957,329	20,737,719
Total	**22,610,664**	**121,504,533**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital stock and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.):

Trade payables	(736,738)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stock takings over the year.

   There are no supplies in a damaged condition, out of use or tied-up.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical revaluation reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19,550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their respective accounting valuations.

The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value.

Insurance

13. Insured assets

	Risk covered	Amount insured $	Accounting value $
Vehicles	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	298,500	136,788
Fixed asset and spare-parts and materials (except land and vehicles)	All risk	448,500,000	163,165,634

Positive and negative contingencies

14. Elements considered to calculate allowances / reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity.

    See note 7. There are no allowances for contingencies whose balance exceed 2% of shareholders′ equity.

15. Unrecorded contingent situations as of the date of the financial statements.

    See note 7.

16. Irrevocable advances on account of future capital subscriptions.

    None.

17. Unpaid cumulative dividends of preferred shares.

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings.

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in caption I. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion on said documents, based on the examination performed with the scope specified in II.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of September 30, 2006.

b) Statement of operations for the period ended September 30, 2006.

c) Statement of changes in shareholders' equity for the period ended September 30, 2006.

d) Statement of cash flows for the period ended September 30, 2006.

e) Notes 1 through 12 and supplemental schedules I through V to the financial statements ended September 30, 2006.

f) Informative summary required by the National Securities Commission for the period ended September 30, 2006.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the period ended September 30, 2006.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) of caption I be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in caption I, we have examined the work performed by the external auditor Deloitte & Co S.R.L., who issued his report dated November 9, 2006, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures to the financial information and making inquiries of persons responsible for accounting and financial matters. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not the responsibility of Statutory Auditors to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

As regards the information as of December 31, 2005 and September 30, 2005 presented in comparison, such information arises from the financial statements as of such dates.

(iii) On March 9, 2006 we issued our audit report on the financial statements for fiscal year ended December 31, 2005 which included an opinion without qualifications.

(iv) On November 9, 2005 we issued our limited review report on the financial statements for the nine-month period ended September 30 2005, which included an observation for uncertainties on the effects that the measures to be adopted by the Government with regard to the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows. As detailed in note 2 – Recoverable value- and in the last paragraph of note 10 to these financial statements, the above-mentioned uncertainties do no longer subsist as of September 30, 2006.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in caption II, we are able to report that the financial statements as of September 30, 2005 referred to in caption I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in caption III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the nine-month period ended September 30, 2005 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in caption I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

V) ADDITIONAN INFORMATION REQUIRED BY GENERAL RESOLUTION 340/99 OF THE NATIONAL SECURITIES COMMISSION

In compliance with General Resolution 340/99 of the National Securities Commission, we report that:

a) the accounting policies applied for preparing the financial statements mentioned in items a) through e) of caption I are in agreement with professional accounting standards; and

b) the external auditors have developed the audit applying auditing standards generally accepted, established by the Argentine Federation of Professional Councils in Economic Sciences. Such standards require both the independence and objectivity of criterion of the external auditor in performing the audit of the financial statements.

City of Buenos Aires, November 9, 2006

Minutes of the Meeting of the Board of Directors No. 204

In Buenos Aires City, on March 23, 2006, at 14:30 p.m., a meeting of the board of directors of Central Térmica Güemes (the "Company") was held at the Company's administrative offices located at Reconquista 1034 1st floor, with the attendance of directors Messrs. Carlos Armando Peralta, Leonardo Juan Galia, Sergio Marcelo Fernández, Rubén Daniel Argüello and Dante Raúl Apaza, for the Class A shareholder; Messrs. Gaspar Solá Figueroa and Tomás Eduardo Bogomolny, for the Class B shareholder; and Mr. Luciano Iriarte for the Class C shareholder. The meeting was also attended by the Company's attorney-at-law, Mr. Washington Alvarez

The meeting was chaired by Mr. Carlos Armando Peralta, with the presence of Messrs. Carlos Alberto Palla, René Lodewyckx Hardy and Horacio Federico Manzuoli, in representation of the Audit Committee.

Mr. Carlos Armando Peralta submitted to the consideration of Directors the first item of the Agenda:

(1) Consideration of, and resolution on, the approval of the minutes of the previous meeting.

Mr. Carlos Armando Peralta submitted to the consideration of Directors the minutes of the meeting No. 203, which, after a brief exchange of opinions, were unanimously approved.

Next, the second item of the Agenda was submitted to the consideration of Directors:

(2) Consideration of, and resolution on, the calling of an Annual General Meeting of Shareholders.

The Chairman noted that the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement, Notes and Annexes, Audit Committee's Report and other documents provided for by Section 234, paragraph 1 of the Argentine Business Companies Act had been approved, and therefore shareholders should be called to an annual general meeting, which he proposed be held at the Company's administrative offices in Salta, at Avenida Reyes Católicos 1330, on April 27, 2006, at 3:00 p.m. in the first call, and at 4:00 p.m. in the second call, to discuss the following Agenda:

(I) Consideration of, and resolution on, the appointment of two Shareholders to approve and undersign the minutes of the meeting.

(II) Consideration of, and resolution on, the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement, Notes and Annexes, Audit Committee's Report and other documents provided for by Section 234, paragraph 1 of the Argentine Business Companies Act, for the fiscal year ended December 31, 2005.

(III) Consideration of, and resolution on, the performance of members of the Board of Directors and the Audit Committee.

(IV) Consideration of, and resolution on, compensation of the Board members in excess of what is provided for by Section 261, Act No. 19,550, for fiscal year ended December 31, 2005.

(V) Consideration of, and resolution on, the compensation payable to Audit Committee members, for the year ended December 31, 2005.

(VI) Consideration of, and resolution on, the appointment of the Accountant that will certify the Balance Sheet and the Income Statement, Notes and Annexes for fiscal year No. 14.

Following a lengthy debate, the proposal was unanimously approved.

Minutes of the Annual General Meeting of Shareholders No. 30

In the City of Salta, on April 27, 2006, at 3.00 p.m., the Shareholders of Central Térmica Güemes (the "Company") held an Annual General Meeting ("AGM") at the Company's administrative offices located at Avenida Reyes Católicos Número 1330. The AGM was chaired by the Company's President, Mr. Carlos Armando Peralta, and attended by Mr. Ricardo Esteban Brinnand, for Class "A" Shares, Mr. Gustavo Ariel Sujonitzky, for Class "B" Shares, and Mr. Jorge Orlando Vallón, for Class C shares. The meeting was also attended by: Messrs. Carlos Alberto Palla, Horacio Manzuoli, and René Lodewyckx Hardy, in representation of the Audit Committee; Mr. Washington Alvarez, in his capacity as Counsel to the Company; and directors Gaspar Solá Figueroa and Tomas Bogomolny, for the Argentine Federal Government. In accordance with the provisions of the Company's bylaws and the Argentine Business Companies Act (the "BCA"), the Chairman opened the meeting with a statutory quorum of 100% of the shareholders, present by proxy, as evidenced by folio 10 of the Register of Stock and Attendance at General Meetings of Shareholders No. 2, and holders of 62,906,000 shares that represent ARS62,906,000, and carry the right to 62,906,000 votes. The Chairman then submitted to the consideration of Shareholders the first item of the Agenda, namely:

(1) Consideration of, and resolution on, the appointment of two Shareholders to approve and sign the minutes of the meeting.

It was unanimously resolved to designate Messrs. Ricardo Esteban Brinnand and Ariel Sujonitzky to sign the minutes of the meeting in representation of Class "A" and Class "B" shares, respectively.

Next, the second item of the Agenda was submitted to consideration, namely:

(2) Consideration of, and resolution on, the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement, Notes and Annexes, Audit Committee's Report and other documents provided for by Section 234, paragraph 1 of the BCA, for the fiscal year ended December 31, 2005.

Mr. Ricardo Esteban Brinnand, proxy for Shareholder Powerco S.A. motioned that: (2.1) the above mentioned documents not be read as they had been distributed to Shareholders in sufficient advance of the meeting; (2.2) the said documents be approved and it be stated that they had been transcribed in the Book of Inventory and Balance Sheet; (2.3) taking into account that the General Balance Sheet and the Income Statement as of December 31, 2005, as submitted to the consideration of Shareholders, showed a loss of ARS3,878,546 (Argentine Pesos three million, eight hundred and seventy-eight thousand, five hundred and forty six), the said amount be accounted for as Retained Earnings (deficit).

Following a brief exchange of opinions, the motion was unanimously approved.

Gustavo Sujonitzky, proxy for the Argentine Federal Government, holder of Class "B" shares, requested through the Chairman that the Company's Board of Directors inform, on a bimonthly basis, about the status of the administrative appeal filed by the Company under Section 74 of the Executive Order No. 53/05 regulating Act No.

11,683, against *Administración Federal de Ingresos Públicos* (Argentine revenue office) Resolution No. 53/05, with respect to the revocation of the Minimum Presumed Income Tax exemption granted by *Administración Federal de Ingresos Públicos* Resolution No. 1371/01.

The Company's President, Mr. Carlos A. Peralta noted that (i) the Directors and statutory auditors have been, and will continue to be, informed at the board meetings of the legal proceedings relative to the revocation proceedings and the status of the administrative appeal filed by the Company against *Administración Federal de Ingresos Públicos* Resolution No. 53/05; (ii) it was important to record in the minutes the relevant portion of the first and second Whereas clauses of Resolution No. 463 dated August 19, 2005, signed by the Ministry of Economy and Production, ordering the appointment of Mr. Gustavo Sujonitzky, among others, to represent the Argentine Federal Government in the Meetings of Shareholders held by companies in which it held a minority interest. He noted that (ii.1) the first Whereas clause, includes, among the purposes of the Finance Secretariat, " ... to coordinate and implement policies concerning the exercise of the corporate rights carried by shareholdings or equity interests in companies that are undergoing full privatization and have the ARGENTINE FEDERAL GOVERNMENT as a minority shareholder, and to instruct the ARGENTINE FEDERAL GOVERNMENT'S representatives in the said companies, for as long as the purposes of the UNDERSECRETARIAT FOR FINANCIAL SERVICES OF THE MINISTRY OF ECONOMY AND PRODUCTION include, among others, to assist in the coordination of policies and actions and in administrative issues relative to the corporate rights carried by shareholdings or equity interests in companies that are undergoing full privatization and have the ARGENTINE FEDERAL GOVERNMENT as a minority shareholder, and to instruct the ARGENTINE FEDERAL GOVERNMENT'S representatives and to instruct the ARGENTINE FEDERAL GOVERNMENT'S representatives in the said companies..." (ii.2) the second Whereas clause lists the companies that are undergoing full privatization, including Central Térmica Güemes S.A., which is certainly important, as the tax exemption revocation ordered by *Administración Federal de Ingresos Públicos* is mainly based on the argument that the Company's privatization process had ended by the time the exemption resolution was issued; (iii) in the light of the foregoing, he would ask the Company's counsel to take the appropriate action within the framework of the above mentioned appeal.

The shareholders' representatives took note of the statements of Messrs. Gustavo Ariel Sujonitzky and Carlos Peralta.

The third item of the Agenda was submitted to consideration:

(3) Consideration of, and resolution on, the performance of members of the Board of Directors and the Audit Committee.

Mr. Ricardo Esteban Brinnand, proxy for Shareholder Powerco S.A., motioned to approve the performance of the Board of Directors and of the Audit Committee for the year under analysis.

Following a brief exchange of opinions, the motion was unanimously approved..

The fourth item of the Agenda was submitted to consideration:

(4) Consideration of, and resolution on, compensation of the Board members in excess of what is provided for by Section 261, Act No. 19,550, for fiscal year ended December 31, 2005.

Mr. Ricardo Esteban Brinnand, proxy for Shareholder Powerco S.A., motioned that (4.1) considering that section 261 of the Business Company Act provides that the office of director may be remunerated, and taking into account the directors' current responsibilities and duties, a gross amount of ARS300,000 (Argentine Pesos three hundred thousand) be approved as Directors' fees, which will be set off against the advance payments received by Class A and Class C Directors that had performed management and technical administrative duties, which amount had been charged to the fiscal year results; (4.3) it be delegated to the Board of Directors the power to make individual allotments of compensation to each director, based on the number of Board's meeting attended by such director; (4.4) the Board of Directors be authorized to make advance payments of such compensation as may be payable to Directors for the period between April of the current year and the date of the next Annual General Meeting of Shareholders at which the 2005 Financial Statements will be submitted for approval, in a minimum amount of ARS2,500 for each meeting attended by regular directors, or, as the case may be, alternate directors in office during the said fiscal year, subject to the resolution adopted at the meeting at which Shareholders consider the documentation provided for in paragraph 1, Section 234 of the Business Company Act, for 2006, with the provision that the Board of Directors shall meet at least twelve times a year.

Following a brief exchange of opinions, the motion was unanimously approved, but for item (4.2), which was approved by Class A and Class C Shareholders, with the abstention of Class B Shareholder.

Next, the fifth item of the Agenda was submitted to consideration:

(1) Consideration of, and resolution on, the compensation payable to Audit Committee members, for the year ended December 31, 2005.

Mr. Ricardo Esteban Brinnand, proxy for Shareholder Powerco S.A., motioned that (5.1) a gross amount of ARS99,839.43 (Argentine Pesos ninety-nine thousand, eight hundred and thirty-nive, and forty three cents) be approved as fees payable to the Audit Committee, which will be set off against the advance payments received by its members; (5.2) it be delegated to the Board of Directors the power to make individual allotments of compensation to each auditor, based on the number of Board's meeting attended by such auditor; (5.3) the Board of Directors be authorized to make advance payments of the compensation payable to Auditors for the period between April of the current year and the date of the next Annual General Meeting of Shareholders at which the 2006 Financial Statements will be submitted for approval, in a minimum amount of ARS2,500 for each meeting attended by regular auditors, or, as the case may be, alternate auditors in office during the said fiscal year, subject to the resolution adopted at the meeting at which Shareholders consider the documentation provided for in paragraph 1, Section 234 of Business Company Act, for 2006.

Following a brief exchange of opinions, the motion was unanimously approved.

Next, the sixth item of the Agenda was submitted to consideration:

(1) Consideration of, and resolution on, the appointment of the Accountant that will certify the Balance Sheet and the Income Statement, Notes and Annexes for fiscal year No. 15 ended December 31, 2006.

Mr. Ricardo Esteban Brinnand, proxy for Shareholder Powerco S.A., proposed that the firm Deloitte & Co. S.R.L. be appointed as independent auditors for the new fiscal year, with Carlos A. Lloveras, CPA, as regular partner and René Lodewyckx Hardy, CPA, as alternate, whose sworn statements were filed with the control authority for compliance with relevant provisions.

Following a brief exchange of opinions, the motion was unanimously approved.

There being no further matters to discuss, the meeting was adjourned at 4.00 p.m.